
13000504

wausauPAPER

2012 ANNUAL REPORT

LETTER TO OUR SHAREHOLDERS.

IT STARTS WITH SAFETY

Safety is a core value of our company and we believe all injuries are preventable. We had the safest year in our history in 2012 with four of our operations recording their safest years ever. This tremendous progress, particularly in light of the rate of change we are experiencing across our businesses, plays a key role as we focus on executing our strategy.

STRATEGIC EXECUTION PROGRESS

Nearly two years ago, in April of 2011, our Board of Directors approved the expansion plan for our Tissue business, a $220 million investment that included a new towel and tissue machine to support growth, providing capabilities to introduce a range of new products for our customers.

This approval was just a milestone reflecting the product of multiple years of work to define market potential, assess evolving papermaking technologies, evaluate potential sites for a new paper machine and engineer the project. When our Board of Directors approved this project, the largest in our company's history, the divestiture of our Print & Color business and timberlands were identified as funding sources, as was the potential future sale of our Paper business as we created scale in our Tissue business.

Leading up to this approval, the company had worked to consolidate and narrow the focus of its Paper segment, to prepare the balance sheet to support a major investment and to give our Board confidence in our ability to fund and execute the Tissue expansion.

We have made significant progress in strategic execution since that time.

- We exited material participation in our historical Print & Color markets through the sale of our premium brands and the closure of our Brokaw, Wisconsin, manufacturing operations. We also sold our remaining timberland holdings.
- We constructed, started and are now commercializing a new towel and tissue machine in Harrodsburg, Kentucky. The machine is the first green-field towel and tissue machine in the world using ATMOS™ technology.
- We upgraded our towel and tissue converting assets, retrofitting nine converting lines with the capability to handle significantly larger rolls of paper, and expanded our capabilities to produce premium-quality products.
- We repositioned our EcoSoft® towel and tissue brand for improved sales by addressing both product configuration and cost.
- We ended 2012 with a solid balance sheet and a level of debt well below expected levels when we approved the expansion.

We are now well into 2013 and are continuing to successfully execute our strategy.

- In January we announced the strategic repositioning of Wausau Paper to focus on Tissue and our intent to ultimately divest our Paper segment. We also raised our long-term return on capital goal from 15 to 18 percent.
- We will re-launch our Dubl-Nature® towel and tissue brand with significantly enhanced product attributes and introduce a new brand, Artisan™, that will target the top-quality tiers of the away-from-home tissue market. These products will be based on a range of new paper substrates, based primarily on ATMOS technology and coupled with new proprietary dispensing.
- We have committed to achieving more than 6 percent case growth in our Tissue business in the first year after start-up of our new machine.

BUILDING THE TEAM

Over the last several years we have built a talented senior operating team that for the first time is introduced in our annual report. Several new senior leaders were appointed in 2012, including me as the President and Chief Executive officer, Sherri Lemmer as Senior Vice President and Chief Financial Officer and Matt Urmanski as our Senior Vice President Tissue. These appointments were the product of a long and thoughtful succession plan. Our shareholders also elected three new members to our Board of Directors each bringing the experience of long careers in tissue.

TISSUE ABOVE MARKET GROWTH

Our Tissue business delivered an exceptional year with case growth exceeding 3.3 percent in a market that's growing significantly more slowly at approximately 1.3 percent. Shipments of our value-added products, those products sold through proprietary dispensers, increased 4.8 percent over 2011 levels and represented more than 50 percent of our total volume. Overall shipments of 16 million cases were a new record for the business and dispenser placements were up 8 percent over the prior year.

Our new tissue machine in Harrodsburg officially started up in conventional mode on December 11 and we completed the commissioning of its ATMOS capabilities early in the first quarter and to date the machine is performing well ahead of our planned start up curve. A credit to our operations and construction teams, the machine started up on schedule and is on budget.

PAPER GROWTH IN A CHALLENGING ENVIRONMENT

Our technical and specialty paper business recorded growth of 4.5 percent, achieved against a backdrop of weak industrial demand. Significant growth was achieved in core sectors. The tape sector and silicone-coated products grew at double-digit rates, 14 percent and 12 percent, respectively. Both our food and release liner sectors increased 4 percent.

The segment successfully exited the Print & Color business delivering cash of more than $52 million through the of the sale of premium brands to Neenah Paper, fulfillment of the associated supply agreement, the reduction in working capital and the closure and sale of the Brokaw, Wisconsin, manufacturing site. We had expected to achieve $20 million in cash.

Negatively impacting the Paper segment's 2012 operating profit performance were the impact of the Print exit and operational challenges at our Brainerd, Minnesota, facility. Weak demand in industrial and tape markets also pressured profitability, especially in the second half of the year.

STRATEGIC REPOSITIONING AND THE PATH AHEAD

The strategic repositioning of our company starts with narrowing our focus to our highly successful Tissue business and the broader tissue markets. The divestiture of the Paper segment in a way that delivers value to our shareholders will be a key step, which allows for the realignment and reduction of overall selling, general and administrative costs across the company and creates the balance sheet strength to support the acceleration of growth in Tissue.

While we have announced our intent to divest the Paper business, this business remains strongly positioned, aligned with global growth markets and continues to earn the trust and respect of our customers and suppliers. We expect to divest this business in a way that creates value for our shareholders, and at the same time positions our company for success.

I would like to thank all employees for their commitment to Wausau Paper and for their willingness to embrace and lead change; I'm confident the future will bring exciting opportunities for both of our businesses. In addition, I would like to thank our shareholders for their ongoing support and constructive counsel.



HENRY C. NEWELL (HANK)
PRESIDENT AND CHIEF EXECUTIVE OFFICER

FROM LEFT TO RIGHT:

MICHAEL W. NELSON
SENIOR VICE PRESIDENT
PAPER

MATTHEW L. URMANSKI
SENIOR VICE PRESIDENT
TISSUE

HENRY C. NEWELL (HANK)
PRESIDENT AND CEO

SHERRI L. LEMMER
SENIOR VICE PRESIDENT
AND CFO

PATRICK J. MEDVECZ
SENIOR VICE PRESIDENT
OPERATIONS



FORM 10-K.

WAUSAU PAPER CORP.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 1-13923

WAUSAU PAPER CORP.

(Exact name of registrant as specified in charter)

100 Paper Place	**Wisconsin**
Mosinee, Wisconsin 54455	(State of incorporation)
(Address of principal executive office)	**39-0690900**
	(I.R.S. Employer Identification Number)

Registrant's telephone number, including area code: **715-693-4470**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, no par value	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.
Yes ☐ No ☒

Indicate by check whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

As of June 30, 2012, the aggregate market value of the common stock shares held by non-affiliates was approximately $465,962,325. For purposes of this calculation, the registrant has assumed its directors and executive officers are affiliates. As of February 15, 2013, 49,358,655 shares of common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Proxy Statement for use in connection with 2013 annual meeting of shareholders (to the extent noted herein): Part III

TABLE OF CONTENTS

Forward-Looking Statements

This Annual Report on Form 10-K includes forward-looking statements. A cautionary statement regarding forward-looking statements is set forth under the caption "Information Concerning Forward-Looking Statements" in Item 7. This report should be considered in light of such cautionary statement and the risk factors disclosed in Item 1A.

PART I

Item 1. BUSINESS

GENERAL

Wausau Paper Corp. ("Wausau Paper") manufactures, converts, and sells paper and paper products. Our headquarters is located in Mosinee, Wisconsin. At December 31, 2012, we employed approximately 1,900 at five operating facilities located in four states. Our operations are classified into two principal business segments: Tissue and Paper, with both business segments marketing their products under the Wausau Paper® trademark. The Tissue segment produces a complete line of towel and tissue products that are marketed, along with soap and dispensing systems, for the away-from-home market. Through 2011 and into 2012, the Paper segment produced specialty and fine printing and writing papers within four core markets — Food, Industrial & Tape, Coated & Liner, and Print & Color. In December 2011, our Board of Directors approved the sale of our premium Print & Color brands. The Print & Color portion of the Paper business segment competed in the declining uncoated freesheet market, and was faced with continuing margin compression and volume pressures. During the first quarter of 2012, we completed the sale of the premium Print & Color brands.

In January 2013, we announced our intent to focus our management efforts and future investments on the aforementioned Tissue segment. Further, in February 2013, we announced the closure of the Paper segment's technical specialty paper mill in Brainerd, Minnesota. The closure is anticipated to occur early in the second quarter of 2013. As we continue through 2013, we intend to divest our technical specialty paper business in a manner that will deliver maximum value to our shareholders, serve our customers, and position the business for future success.

FINANCIAL INFORMATION ABOUT SEGMENTS

Information relating to our sales, a measure of operating profit or loss, and total assets by segment is set forth in Note 13 of the Notes to Consolidated Financial Statements.

NARRATIVE DESCRIPTION OF BUSINESS

We compete in different markets within the paper industry. Both of our business segments serve distinct market niches. The various markets for our products are highly competitive, with competition based on service, quality, and price.

At December 31, 2012, our five operating facilities were organized into two business segments as described below.

TISSUE

Tissue produces a broad line of paper towel and tissue products, which are marketed along with soap and dispensing system products for the industrial and commercial away-from-home market.

Under the Wausau Paper® trademark, Bay West® towel and tissue products, made primarily from recycled material, are marketed under a number of brands including DublSoft®, EcoSoft™, OptiCore®, Revolution®, and Dubl-Nature®. These products include washroom roll and folded towels, tissue products, a variety of towel, tissue, and soap dispensers, industrial wipers, dairy towels, household roll towels, and other premium towel and tissue products. Products are sold to paper and sanitary supply distributors in North America that serve factories and other commercial and industrial locations, health service facilities, office buildings, restaurants, theme parks, airports, and hotels. Tissue operates a paper mill located in Middletown, Ohio, and it operates a manufacturing and converting facility and its main distribution warehouse in Harrodsburg, Kentucky. In addition, Tissue currently maintains a distribution warehouse in Danville, Kentucky.

Competition comes from major integrated paper companies and smaller converters who primarily service consumer and food service markets as well as the industrial and institutional markets concentrated on by Tissue. Our major competitors include Georgia-Pacific LLC, Kimberly Clark Corporation, and SCA Hygiene Products.

PAPER

During 2011 and into 2012, the Paper segment was a producer of specialty and fine printing and writing papers focused in four core market sectors — Food, Industrial & Tape, Coated & Liner, and Print & Color. The products of the Paper segment were manufactured at facilities located in Brainerd, Minnesota, and in Rhinelander, Mosinee and Brokaw, Wisconsin.

In December 2011, our Board of Directors approved the sale of our premium Print & Color brands and the closure of our Brokaw, Wisconsin paper mill. Sale of the Print & Color brands, select paper inventory, and certain manufacturing equipment was completed in the first quarter of 2012, marking the end of our material participation in Print & Color markets. Our exit from the Print & Color business aligns the Paper segment with growth-oriented technical markets; Industrial & Tape, Food, and Coated & Liner. In February 2013, we announced the closure of our technical specialty paper mill in Brainerd, Minnesota. The closure is anticipated to occur early in the second quarter of 2013.

The Food sector includes products for food processing, food packaging, and foodservice including products used for baking applications, microwave popcorn, and food packaging products. The Industrial & Tape sector includes products for interleaving, saturating, coating, unsaturated crepe base, and a range of micro markets. Products in the Coated & Liner sector include siliconized release papers for use in pressure sensitive tapes, specialty label applications, the production of fiber composite applications, casting sheets used in the production of solar cells, and high-performance specialty liners (a base from which "peel-and-stick" pressure sensitive labels are dispensed).

Under the Wausau Paper® trademark, products are marketed under a variety of brands including EcoSelect™, ExperTec®, DuraTec®, InvenTec®, ProGard®, ProRedi®, ProPly®, and ProTec®.

Competition for the Paper segment comes from a wide range of paper-producing companies, of which our principal competitors include Ahlstrom Corporation, Packaging Dynamics Corporation, Nordic Paper, Nippon Paper Group, Inc., UPM, and Gascogne Paper.

INTERNATIONAL SALES

Currently, foreign sales represent approximately 11% of our consolidated net sales, with sales to Canada representing 7% of consolidated net sales. Refer to Note 13 of the Notes to Consolidated Financial Statements for our geographic data.

RAW MATERIALS

Wood fiber is the basic raw material used to manufacture our finished products and includes the following categories: market pulp (from wood and recycled paper or paper products), internally produced pulp, wastepaper, and purchased towel and tissue parent rolls. Fiber represents approximately 50% of our total cost of sales in 2012. Market pulp (an aggregate of approximately 254,000 air-dried metric tons in 2012) was purchased on the open market, principally from producers in the United States and Canada. From time to time we may purchase pulp futures contracts as a hedge against significant future increases in the price of market pulp.

Approximately 96,000 standard tons of pulp was produced at our pulp mill in Mosinee, Wisconsin. Pulpwood was purchased from approximately 200 independent loggers at market prices while chips were purchased from independent sawmills.

During 2012 we purchased 137,000 standard tons of wastepaper from domestic suppliers at prevailing market prices. This wastepaper represented approximately 90% of the fiber required to manufacture 65% of our Tissue segment's 2012 parent roll requirement. The balance of our parent roll requirements, or approximately 73,000 tons, was purchased from other towel and tissue manufacturers at market prices.

Various chemicals are used in the pulping and papermaking processes. These industrial chemicals are available from a number of suppliers and are purchased at current market prices.

ENERGY

Our paper mills consume significant amounts of electrical and steam energy, which are adequately supplied by public utilities or generated at facilities operated by us. We generate approximately one-third of our electrical power needs from spent pulping liquor, fuel oil, coal, wood chips, fiber cake, natural gas, and hydropower. Spent pulping liquor, wood chips, and fiber cake are byproducts of mill operations.

We contract for the supply and delivery of natural gas at some of our facilities. Under some of these contracts, we are committed to the transportation of a fixed volume of natural gas from our natural gas transporters to our facilities. We are not required to buy or sell minimum gas volumes under the agreements but are required to pay a minimum transportation fee for the contracted period. Contracts expire at various times between 2013 and 2019. At December 31, 2012, we also have volume commitments for the supply of fuel oil, natural gas, paper, and certain raw materials. These obligations expire between 2013 and 2017. We may also purchase, from time to time, natural gas contracts with fixed prices for a certain portion of our facility requirements.

PATENTS AND TRADEMARKS

Wausau Paper develops and maintains trademarks and patents in the conduct of our business. Trademarks include Wausau Paper®, EcoSelect™, ProPly®, ExperTec®, DuraTec®, InvenTec®, ProGard®, ProRedi®, ProTec®, Bay West®,

EcoSoft™, DublSoft®, OptiCore®, OptiServ®, Revolution®, Dubl-Nature®, and Wave 'N Dry®, among others. Our patents cover various paper towel and tissue dispensers, metering or other mechanisms for towel and tissue dispensers and cabinets, and certain silicone release papers. We consider our trademarks and patents, in the aggregate, to be material to our business, although we believe the loss of any one such mark or patent right would not have a material adverse effect on our business. We do not own or hold material licenses, franchises, or concessions.

SEASONAL NATURE OF BUSINESS

The markets for some of the grades of paper we produce tend to be somewhat seasonal. However, the marketing seasons for these grades are not necessarily the same. Overall, we generally experience moderately lower sales in the first quarter, in comparison to the rest of the year, primarily due to reduced business activity for many customers during this period.

WORKING CAPITAL

As is customary in the paper industry, we carry adequate amounts of raw materials and finished goods inventory to facilitate the manufacture and rapid delivery of paper products to our customers.

MAJOR CUSTOMERS

Excluding discontinued operations, no single customer accounted for 10% or more of our consolidated net sales during 2012. On a segment basis, one customer accounted for approximately 10% of Tissue net sales. No single customer accounted for 10% or more of Paper net sales.

BACKLOG

Consolidated order backlogs, including discontinued operations, at December 31, 2012, decreased to approximately 26,400 tons, representing $45.5 million in sales, compared to 30,500 tons, or $47.0 million in sales, at December 31, 2011. Consolidated order backlogs at December 31, 2010, were approximately 31,000 tons, or $48.4 million in sales. A backlog of unmade customer orders is monitored to optimize paper machine production. A change in customer backlog does not necessarily indicate a change in business conditions, as a large portion of orders is shipped directly from inventory upon receipt and does not impact backlog numbers. The entire backlog at December 31, 2012, is expected to be shipped during fiscal 2013. Information on backlogs by business segment is included in Item 7 of this report.

RESEARCH AND DEVELOPMENT

Research and development projects for the last three fiscal years primarily involved food packaging and food service papers, including more environmentally friendly product adjacencies, industrial micromarket papers, silicone coated papers for the aerospace industry, and new towel, tissue, and soap dispensers. Expenditures for product development were $3.1 million, $3.3 million, and $3.1 million in 2012, 2011, and 2010, respectively.

ENVIRONMENT

We are subject to extensive regulation by various federal, state, and local agencies concerning compliance with environmental control statutes and regulations. These regulations impose limitations, including effluent and emission limitations, on the discharge of materials into the environment, as well as require us to obtain and operate in compliance with conditions of permits and other governmental authorizations. Future regulations could materially increase our capital requirements and certain operating expenses in future years. We have a strong commitment to protecting the environment. Like our competitors in the paper industry, we face ongoing capital investments and operating expenses to comply with expanding and more stringent environmental regulations.

We believe that capital expenditures related to compliance with environmental regulations will not have a material adverse effect on our competitive position, consolidated financial condition, liquidity, or results of operations.

Note 10 of the Notes to Consolidated Financial Statements discusses our policies with respect to the accrual of remediation costs. Estimates of costs for future remediation are necessarily imprecise due to, among other things, the identification of presently unknown remediation sites and the allocation of costs among potentially responsible parties. As is the case with most manufacturing and many other entities, there can be no assurance that we will not be named as a potentially responsible party at sites in the future or that the costs associated with such sites would not be material.

EMPLOYEES

We employed approximately 1,900 at the end of 2012. Most hourly mill employees are covered under collective bargaining agreements. We negotiated a five-year umbrella agreement with the United Steelworkers that was ratified on February 4, 2011. The agreement covers all four collectively bargained mills and includes competitive increases in wages and retirement income benefits. On December 20, 2011, the Company and the United Steelworkers Local 1381 signed a closure agreement for the Brokaw, Wisconsin, paper mill, which included severance and continuation of certain benefits. We maintain good labor relations at all facilities and expect that any future contracts will be negotiated at competitive rates.

EXECUTIVE OFFICERS OF THE COMPANY

The following information relates to executive officers of Wausau Paper as of March 4, 2013.

Henry C. Newell, 55
President and Chief Executive Officer since January 2012. Previously, Executive Vice President, Chief Operating Officer, (2011), Senior Vice President, Paper (2010-2011), Senior Vice President, Specialty Products (2008-2009), and Vice President, Business Development (2007-2008). Also, Vice President and Chief Financial Officer, for several portfolio companies of Atlas Holding LLC (2006-2007).

Sherri L. Lemmer, 45
Senior Vice President and Chief Financial Officer since May 2012. Previously, Vice President, Finance and Information Technology (2012), and Vice President, Corporate Controller (2006-2011).

Matthew L. Urmanski, 40
Senior Vice President, Tissue since March 2012. Previously, Vice President, Administration, Tissue (2009-2011), Vice President, Financial Analysis and Business Support, Corporate (2006-2009), and Vice President Finance, Specialty Products (2002-2006).

Michael W. Nelson, 46
Senior Vice President, Paper since March 2011. Previously, Vice President, Sales and Marketing, Paper (2007-2011). Also, Vice President, Sales and Marketing, Printing and Carbonless Papers Division, Glatfelter Corporation (2006-2007).

Patrick J. Medveez, 49
Senior Vice President, Operations since March 2011. Previously, Vice President, Manufacturing and Technology (2007-2011).

Curtis R. Schmidt, 55
Senior Vice President, Human Resources since January 2012. Previously, Corporate Vice President, Human Resources (2009-2011) and Vice President Human Resources, Printing & Writing (1998-2009).

AVAILABLE INFORMATION

Information regarding our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to these reports, are available, free of charge, on our website by going to "Investors — SEC Filings" at wausaupaper.com. These reports are available as soon as reasonably practicable after we electronically file such reports with or furnish them to the Securities and Exchange Commission ("SEC").

Item 1A. RISK FACTORS

An investment in Wausau Paper stock involves risk. You should carefully consider the following risk factors and the other information contained in this Annual Report on Form 10-K and in other reports that we file from time to time with the SEC. Our business, financial condition and results of operations could be harmed if any of the following risks occur. In that case, the trading price of our common stock may decline. In addition to the following risk factors, you should carefully review the cautionary statement made under "Information Concerning Forward-Looking Statements" in Item 7.

THE SEGMENTS OF THE PAPER INDUSTRY IN WHICH WE OPERATE ARE HIGHLY COMPETITIVE AND INCREASED COMPETITION COULD REDUCE OUR SALES AND PROFITABILITY.

We compete in different markets within the paper industry on the basis of the quality and performance of our products, customer service, product development activities, price, and distribution. All of our markets are highly competitive. Our competitors vary in size, and many have greater financial and marketing resources than we do. In some of our markets, the industry's capacity to make products exceeds current demand levels. Competitive conditions in some of our markets have caused us to incur lower net selling prices and reduced gross margins and net earnings. These conditions may continue indefinitely. See Item 1 of this report for information regarding the number and identities of our competitors in our operating segments. See Item 7 concerning recent competitive conditions in the markets we serve.

As a producer of specialty papers, we target markets in which our relative size, equipment and product development capabilities, and customer service emphasis provide us a competitive advantage. We work to limit our exposure to commodity products where competitors with larger assets generally have production cost advantages. Recent improvements in some commodity products have narrowed the quality differential between these products and our specialty products. Changes of this nature could further "commoditize" and reduce the size of our target markets.

OUR BUSINESS AND FINANCIAL PERFORMANCE MAY BE ADVERSELY AFFECTED BY DOWNTURNS IN THE TARGET MARKETS THAT WE SERVE OR REDUCED DEMAND FOR THE TYPES OF PRODUCTS WE SELL.

Demand for our products is often affected by general economic conditions as well as product-use trends in our target markets. These changes may result in decreased demand for our products. As an example, our Paper segment's Industrial & Tape sector's business usually declines during periods of economic slowdowns as industrial and housing construction activity is curtailed. There may be periods during which demand for our products is insufficient to enable us to operate our production facilities in an economical manner. The occurrence of these conditions is beyond our ability to control and, when they occur, they may have a significant impact on our sales and results of operations.

CHANGES WITHIN THE PAPER INDUSTRY MAY ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE.

Changes in the identity, ownership structure, and strategic goals of our competitors and the emergence of new competitors in our target markets may harm our financial performance. New competitors may include foreign-based companies and commodity-based domestic producers who could enter our specialty markets if they are unable to compete in their traditional markets. The paper industry has also experienced consolidation of producers and distribution channels. Further consolidation could unite other producers with distribution channels through which we currently sell, limiting access to our target markets.

THE COST OF RAW MATERIALS AND ENERGY USED TO MANUFACTURE OUR PRODUCTS COULD INCREASE.

Raw materials and packaging comprise approximately 60% of our cost of sales, with market pulp, purchased parent rolls, and wastepaper accounting for over three-quarters of this total. Raw material prices will change based on worldwide supply and demand. Pulp price changes can occur due to worldwide consumption levels of pulp, pulp production capacity, expansions or curtailments, inventory building or depletion, and pulp producer cost changes related to wood availability, environmental issues, or other variables.

We purchase the majority of our energy needs. Energy costs may fluctuate significantly due to increased worldwide consumption levels, disruptions in supply due to natural catastrophes or political turmoil, or decreased production capacity.

We may not be able to pass increased cost for raw materials or energy on to our customers if the market or existing agreements with our customers do not allow us to raise the prices of our finished products. Even if we are able to pass through increased cost of raw materials or energy, the resulting increase in the selling prices for our products could reduce the volume of products we sell and decrease our revenues. While we may try, from time to time, to hedge against price increases, we may not be successful in doing so.

In 2013, we expect to purchase approximately 40%, or 80,000 tons, of our towel and tissue parent roll requirements from other producers in the paper industry. A disruption in supply of these parent rolls could have an adverse affect on our ability to meet demand for our products and a significant increase in the cost of these parent rolls could unfavorably impact profitability.

THE FAILURE TO DEVELOP NEW PRODUCTS COULD REDUCE THE OVERALL DEMAND FOR OUR PRODUCTS AND OUR NET INCOME.

Our sales volume and net earnings may decrease if we do not satisfy new customer product preferences or fail to meet new technology demands of our customers.

IF WE FAIL TO MAINTAIN SATISFACTORY RELATIONSHIPS WITH OUR LARGER CUSTOMERS, OUR BUSINESS MAY BE HARMED.

We do not have long-term, fixed quantity supply agreements with our customers. Due to competition or other factors we may lose business from our customers, either partially or completely. The loss of one or more of our significant customers, or a substantial reduction of orders by any of our significant customers, could harm our business and results of operations. Moreover, our customers may vary their order levels significantly from period to period, and customers may not continue to place orders with us in the future at the same levels as in prior periods. In the event we lose any of our larger customers, we may not be able to replace that revenue source, which could harm our financial results.

WE MAY BE UNABLE TO MAINTAIN OUR RELATIONSHIPS WITH ORGANIZED LABOR UNIONS.

The majority of our hourly production workforce is represented by labor unions. While we believe we have satisfactory relationships with all of the labor organizations that represent our employees, we cannot guarantee that labor-related disputes will not arise. Labor disputes could result in disruptions in production and could also cause increases in production costs, which could damage our relationships with our customers and adversely affect our business and financial results.

IF WE ARE UNABLE TO RECRUIT AND RETAIN KEY PERSONNEL, WE MAY NOT BE ABLE TO EXECUTE OUR BUSINESS PLAN.

Our business is dependent on our ability to recruit, hire, motivate, and retain talented, highly skilled personnel. Accomplishing this may be affected by fluctuations in global economic and industry conditions, changes in our management or leadership, and the effectiveness of our compensation programs. If we do not succeed in recruiting, retaining, and motivating our key employees and in attracting new key personnel, we may be unable to meet our business plan and, as a result, our revenue and profitability may decline. In addition, effective succession planning for our key personnel is important to our long-term success. Failure to ensure effective transfer of knowledge and smooth transitions involving key employees could hinder our strategic planning and execution.

THE COSTS OF COMPLYING WITH ENVIRONMENTAL REGULATIONS MAY INCREASE SUBSTANTIALLY AND ADVERSELY AFFECT OUR CONSOLIDATED FINANCIAL CONDITION, LIQUIDITY, OR RESULTS OF OPERATIONS.

We are subject to various environmental laws and regulations that govern discharges into the environment and the handling and disposal of hazardous substances and wastes. Environmental laws impose liability and clean-up responsibility for releases of hazardous substances into the environment. We will continue to incur substantial capital and operating expenses in order to comply with current laws. Any changes in these laws or their interpretation by government agencies or the courts may significantly increase our capital expenditures and operating expenses and decrease the amount of funds available for investment in other areas of operation. In addition, we may be required to eliminate or mitigate any adverse effects on the environment caused by the release of hazardous materials, whether or not we had knowledge of, or were responsible for, such release. We may also incur liability for personal injury and property damages as a result of discharges into the environment. If costs or liabilities related to environmental compliance increase significantly, our consolidated financial condition, liquidity, or results of operations may be adversely affected.

WE MAY BE UNABLE TO GENERATE SUFFICIENT CASH FLOW OR SECURE SUFFICIENT CREDIT TO SIMULTANEOUSLY FUND OUR OPERATIONS, FINANCE CAPITAL EXPENDITURES, AND SATISFY OTHER OBLIGATIONS.

Our business is capital-intensive and requires significant expenditures for equipment maintenance and new or enhanced equipment for environmental compliance matters, and to support our business strategies. We expect to meet all of our near- and longer-term cash needs from a combination of operating cash flows, cash and cash equivalents, our existing credit facility or other bank lines of credit, and other long-term debt. If we are unable to generate sufficient cash flow from these sources or if we are unable to secure needed credit due to our performance or tighter credit markets, we could be unable to meet our near- and longer-term cash needs.

IF WE HAVE A CATASTROPHIC LOSS OR UNFORESEEN OR RECURRING OPERATIONAL PROBLEMS AT ANY OF OUR FACILITIES, WE COULD SUFFER SIGNIFICANT LOST PRODUCTION AND/OR COST INCREASES.

Our papermaking and converting facilities and distribution warehouses may suffer catastrophic loss due to fire, flood, terrorism, mechanical failure, or other natural or man-made events. If any of these facilities were to experience a catastrophic loss, it could disrupt our operations, delay production, delay or reduce shipments, reduce revenue, and result in significant expenses to repair or replace the facility. These expenses and losses may not be adequately covered by property or business interruption insurance. Even if covered by insurance, our inability to deliver our products to customers, even on a short-term basis, may cause us to lose market share on a more permanent basis.

ANY ACQUISITIONS, MAJOR CAPITAL INVESTMENTS, FACILITY CLOSINGS, OR OTHER STRUCTURAL CHANGES MAY RESULT IN FINANCIAL RESULTS THAT ARE DIFFERENT THAN EXPECTED.

In 2012, we permanently closed a paper mill in Brokaw, Wisconsin, marking the end of our material participation in the Print & Color markets. Further, in February 2013, we announced the closure of the Paper segment's technical specialty paper mill in Brainerd, Minnesota. The closure is anticipated to occur early in the second quarter of 2013. Prior to 2011, we closed or disposed of certain businesses and assets in response to changes in market conditions or strategic plans. In addition, in the normal course of business, we engage in discussions with third parties relating to the possible acquisition of additional facilities and may consider, from time to time, the acquisition or disposition of businesses. We also continually review and may implement structural changes or invest in major capital projects designed to improve our operations or to reflect anticipated changes in long-term market conditions. In 2013 we plan to complete a $220 million Tissue expansion project at our Harrodsburg, Kentucky manufacturing facility. As a result of this or similar future investments, our financial results may differ from the investment community's expectations in a given quarter, or over the long term. We may have difficulty integrating the acquisition of a newly acquired company in a way that enhances the performance of our combined businesses or product lines to realize the value from expected synergies. We may also have difficulty integrating a new manufacturing facility into current operations. These difficulties can arise for a variety of reasons, including, the size and complexity of the acquisition, the retention of key employees, the retention of key customers, and the ability to integrate manufacturing systems and transfer our corporate culture to new employees and facilities.

IF WE INCUR A MATERIAL WEAKNESS IN OUR INTERNAL CONTROL OVER FINANCIAL REPORTING, IT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, OPERATING RESULTS, AND STOCK PRICE.

Section 404 of the Sarbanes-Oxley Act of 2002 and related rules and regulations promulgated by the SEC (collectively, "Section 404") require us to assess and report on our internal control over financial reporting as of the end of each fiscal year. In our most recent report under Section 404, which is included in Item 8 of this report, we have concluded that our internal control over financial reporting is effective. Our auditors have concurred with that assessment.

If we should develop a material weakness in our internal control over financial reporting, it could have a material adverse effect on the Company. A material weakness is a control deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by the Company's internal controls. If a material weakness occurs, it could adversely affect our financial reporting process and our financial statements. If we fail to maintain effective internal control over financial reporting it could have a material adverse effect on our business, operating results, and our stock price.

FUTURE CHANGES IN FINANCIAL ACCOUNTING STANDARDS MAY ADVERSELY AFFECT OUR REPORTED RESULTS OF OPERATIONS.

A change in financial accounting standards can have a significant effect on our reported results. New accounting pronouncements may adversely affect our reported financial results in the future or require us to restate results we have already reported. New financial accounting standards or interpretations may require us to recognize additional expenses in the future or change the manner in which amounts currently recognized are determined. Such additional expense recognition may result in lower reported net earnings and decreased equity or increased balance sheet liabilities, either of which may reduce the market price of our common stock or affect our compliance with various covenants relating to our indebtedness.

WE MAY INCUR SIGNIFICANT, UNEXPECTED LIABILITIES FROM CURRENT OR FUTURE CLAIMS, INCLUDING MATTERS NOW THREATENED OR IN LITIGATION.

We deal with claims that are threatened or made by third parties in the normal course of our business. Some claims result in formal administrative or legal proceedings in which the amounts claimed are significant. We assess each claim and make a judgment whether the claim will have a material adverse effect on our consolidated financial condition, liquidity, or results of operations. Claims that we believe could have material adverse effect if not resolved in our favor, or other claims that we believe to be significant, are discussed in Item 3 of this report and in Note 10 of the Notes to Consolidated Financial Statements for the most recent fiscal year, which are included in Item 8 of this report. Our reports do not disclose or discuss all claims of which we are aware. Our assessment of the materiality of any claim is based upon the amount involved, the underlying facts, and our assessment of the likelihood of a material adverse outcome. If our assessment of a claim as immaterial is not correct, we may not have made adequate provision for such loss and our consolidated financial condition, liquidity, or results of operations could be impacted.

THE INCREASING COSTS OF CERTAIN EMPLOYEE AND RETIREE BENEFITS COULD ADVERSELY AFFECT OUR RESULTS.

Our net earnings and cash flow may be impacted by the amount of income or expense we expend for employee benefit plans. This is especially true for pension and other post-retirement benefit plans, which are dependent on such elements as actual plan asset returns and factors used to determine the value and current costs of plan benefit obligations. In addition, if medical costs were to rise at significantly faster rates than inflation, we may not be able to mitigate the rising costs of medical benefits. Increases to the costs of pensions, other post-retirement and medical benefits could have an adverse effect on our financial results.

WE MAY BECOME INVOLVED IN CLAIMS CONCERNING INTELLECTUAL PROPERTY RIGHTS, AND WE COULD SUFFER SIGNIFICANT LITIGATION OR RELATED EXPENSES IN DEFENDING OUR OWN INTELLECTUAL PROPERTY RIGHTS OR DEFENDING CLAIMS THAT WE INFRINGED THE RIGHTS OF OTHERS.

None of our product trademarks or patents is, in itself, considered to be material to our business. However, taken together, we consider our intellectual property to be a material asset. We may lose market share and suffer a decline in our revenue and net earnings if we cannot successfully defend one or more trademarks or patents.

We do not believe that any of our products infringe the valid intellectual property rights of third parties. However, we may be unaware of intellectual property rights of others that may cover some of our products or services. In that event, we may be subject to significant claims for damages.

Any litigation regarding patents or other intellectual property could be costly and time-consuming and could divert our management and key personnel from our business operations. Claims of intellectual property infringement might also require us to enter into license agreements, which would reduce our operating margins, or in some cases, we may not be able to obtain license agreements on terms acceptable to us.

SIGNIFICANT SHAREHOLDERS OR POTENTIAL SHAREHOLDERS MAY ATTEMPT TO EFFECT CHANGES AT THE COMPANY OR ACQUIRE CONTROL OVER THE COMPANY, WHICH COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

Shareholders of the Company may from time to time engage in proxy solicitations, advance shareholder proposals, or otherwise attempt to effect changes or acquire control over the Company. Campaigns by shareholders to effect changes at publicly traded companies are sometimes led by investors seeking to increase short-term shareholder value through actions such as financial restructuring, increased debt, special dividends, stock repurchases, or sales of assets or the entire Company. Responding to proxy contests and other actions by activist shareholders can be costly and time-consuming, potentially disrupting operations and diverting the attention of our Board of Directors and senior management from the pursuit of business strategies. As a result, shareholder campaigns could adversely affect our results of operations and financial condition.

SOME ANTI-TAKEOVER PROVISIONS IN OUR ARTICLES OF INCORPORATION AND BYLAWS, AS WELL AS PROVISIONS OF WISCONSIN LAW, COULD IMPAIR A TAKEOVER ATTEMPT.

Our articles of incorporation and bylaws, and our shareholders rights plan, could have the effect of rendering more difficult or discouraging an acquisition of Wausau Paper that is deemed undesirable by our Board of Directors. These include provisions that:

- require that, in many potential takeover situations, rights issued under our shareholder rights plan become exercisable to purchase our common stock and potentially other securities at a price substantially discounted from the then applicable market price;
- permit our Board of Directors to issue one or more series of preferred stock with rights and preferences designated by our board, including stock with voting, liquidation, dividend, and other rights superior to our common stock;
- impose advance notice requirements for shareholder proposals and nominations of directors to be considered at shareholder meetings;
- divide our Board of Directors into three classes of directors serving staggered terms;
- allow the Board of Directors to fill any vacancies on our board;
- under our articles of incorporation, prohibit us from entering into a "business combination" transaction with any person who acquires 10% of our voting stock at any time (an "interested 10% shareholder") unless certain "fair price" requirements are met or, in the alternative, either (a) two-thirds of the shares entitled to vote that are not held by the interested shareholder are voted for the transaction, or (b) the Board of Directors has approved the transaction;
- under Wisconsin law, require that two-thirds of our voting stock must vote to approve any merger with another corporation, a share exchange, or the sale of substantially all of our assets;
- under Wisconsin law, prohibit us from entering into a "business combination" transaction with an interested 10% shareholder for a period of three years from the date such person makes such an acquisition unless our Board of Directors had approved the business combination or the acquisition of shares before the date of the acquisition;
- under Wisconsin law, prohibit us from entering into a "business combination" transaction with an interested 10% shareholder at any time after a period of three years from the date of becoming an interested 10% shareholder unless our Board of Directors had approved the acquisition of shares before the date of the acquisition, the

business combination meets certain "fair price" requirements, or the business combination is approved by a majority of the shares entitled to vote which are not beneficially owned by the interested 10% shareholder;

- under Wisconsin law, reduce the voting power of any shares held by a shareholder who holds in excess of 20% of the shares outstanding to 10% of the full voting power of the excess shares; and
- require a vote by the holders of four-fifths of our outstanding shares to amend the provisions of our articles or bylaws described above.

These provisions and similar provisions that could apply to us in the future may discourage potential takeover attempts, discourage bids for our common stock at a premium over market price, or otherwise adversely affect the market price of, and the voting and other rights of the holders of, our common stock. These provisions could also discourage proxy contests and make it more difficult for shareholders to elect directors other than the candidates nominated by our Board of Directors.

Item 1B. UNRESOLVED STAFF COMMENTS

Not applicable

Item 2. PROPERTIES

Our headquarters, an owned property, is located in Mosinee, Wisconsin. Executive officers and corporate staff who perform corporate accounting, financial, and human resource services are located in the corporate headquarters, as are certain business segment personnel. Our operating facilities, all of which are owned properties, consist of the following:

Facility	Product	Number of Paper Machines	Practical Capacity[1] (tons)	2012 Actual (tons)
PAPER				
Rhinelander, WI	Paper	4	152,000	140,500
Mosinee, WI	Paper	4	119,000	115,800
	Pulp		100,000	96,500
Brainerd, MN[2]	Paper	2	140,000	64,600
TISSUE				
Middletown, OH	Tissue	2	120,000	114,700
	Deink Pulp		110,000	102,400
Harrodsburg, KY	Tissue[3]	1	70,000	n/a
	Converted Tissue	n/a	190,000	176,700

[1] "Practical capacity" is the amount of finished product a mill can produce with existing papermaking equipment, grade mix and workforce and usually approximates maximum, or theoretical, capacity. Practical capacity at the Brainerd facility includes one paper machine that would require substantial capital resources and time to start up.

[2] In February 2013, we announced the closure of the Paper segment's technical specialty paper mill in Brainerd, Minnesota. The closure is anticipated to occur early in the second quarter of 2013.

[3] In 2011 our Board of Directors approved plans to expand the Tissue segment's production capabilities in response to growing demand for its environmentally friendly premium products. The expansion included the construction of a state-of-the-art paper machine, located at our Harrodsburg, Kentucky converting facility, that is capable of producing premium towel and tissue products from 100% recycled fiber. Initial start-up of the new paper machine occurred in mid-December 2012, with full commercialized production on the paper machine to begin in 2013.

We currently maintain warehouse distribution facilities in order to provide prompt delivery of our products. The facilities are:

Segment	Location	Square Feet	Owned or Leased (Expiration Date)
Paper	Mosinee, WI	130,000	Leased (December 2015)
Tissue	Harrodsburg, KY	970,000	Owned
	Danville, KY	630,000	Leased (January 2015)

Paper and Tissue also lease limited space in various warehouses to facilitate deliveries to customers.

During 2011, we sold approximately 80,700 acres of our timberlands, resulting in an after-tax gain of $23.3 million. We have completed the sale of the timberlands in our timberland sales program that was initiated in 2005.

Item 3. LEGAL PROCEEDINGS

We strive to maintain compliance with applicable environmental discharge regulations at all times. However, from time to time, our operating facilities may exceed permitted levels of materials into the environment or inadvertently discharge other materials. Such discharges may be caused by equipment malfunction, prevailing environmental conditions, or other factors. It is our policy to report any violation of environmental regulations to the appropriate environmental authority as soon as we become aware of such an occurrence and to work with such authorities to take appropriate remediatory or corrective actions.

We may be involved from time to time in various other legal and administrative proceedings or subject to various claims in the normal course of business. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, in the opinion of management, the ultimate disposition of any threatened or pending matters, either individually or on a combined basis, will not have a material adverse effect on our consolidated financial condition, liquidity, or results of operations. See Item 1A concerning the possible effect of unexpected liabilities from current or future claims.

Item 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

Item 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

MARKET AND DIVIDEND INFORMATION

Wausau Paper common stock is listed on the New York Stock Exchange under the symbol "WPP."

As of the record date of the annual meeting, February 15, 2013, (the "Record Date") there were approximately 1,900 holders of record of Wausau Paper common stock. We estimate that as of the Record Date there were approximately 25,500 additional beneficial owners whose shares were held in street name or in other fiduciary capacities. As of the Record Date, there were 49,358,655 shares of common stock outstanding.

The following table sets forth the range of high and low sales price information of Wausau Paper common stock and the dividends declared on the common stock, for the calendar quarters indicated.

Calendar Quarter	Market Price		Cash Dividend Declared
	High	Low	
2012*			
First Quarter	**$ 9.86**	**$ 8.16**	**—**
Second Quarter	**$ 9.81**	**$ 8.45**	**$.06**
Third Quarter	**$ 9.92**	**$ 7.48**	**—**
Fourth Quarter	**$ 9.32**	**$ 7.46**	**$.06**
2011*			
First Quarter	$ 9.05	$ 7.03	—
Second Quarter	$ 8.21	$ 5.83	$.06
Third Quarter	$ 7.62	$ 5.82	—
Fourth Quarter	$ 8.49	$ 6.05	$.06
2010**			
First Quarter	$ 11.89	$ 8.00	—
Second Quarter	$ 10.26	$ 6.73	—
Third Quarter	$ 8.53	$ 6.01	—
Fourth Quarter	$ 9.19	$ 7.63	$.06

* Two cash dividends of $.03 per share were declared in the second and fourth quarters in 2012 and 2011.

** Two cash dividends of $.03 per share were declared in the fourth quarter in 2010.

Item 6. SELECTED CONSOLIDATED FINANCIAL DATA

Wausau Paper Corp. and Subsidiaries
Selected Financial Data

(all amounts in thousands, except per share data)	For the Year Ended December 31,				
	2012*	2011**	2010***	2009****	2008*****
FINANCIAL RESULTS					
Net sales	**$ 822,169**	$ 823,089	$ 812,235	$ 796,766	$ 963,292
Operating (loss) profit	**(4,138)**	62,208	40,021	40,629	(11,529)
Interest expense	**3,360**	6,850	6,567	9,117	10,283
(Loss) earnings from continuing operations before income taxes	**(7,510)**	54,631	33,591	31,574	(21,495)
Net (loss) earnings from continuing operations	**(3,845)**	33,077	34,440	18,316	(12,600)
Net earnings (loss) from discontinued operations	**4,521**	(54,775)	2,416	2,247	(3,234)
Net earnings (loss)	**676**	(21,698)	36,856	20,563	(15,834)
Cash dividends paid	**5,918**	5,905	1,475	4,151	16,713
Cash flows from operating activities	**35,928**	64,484	22,753	110,914	(2,520)
PER SHARE					
Net (loss) earnings from continuing operations — basic	**$ (0.08)**	$ 0.67	$ 0.70	$ 0.38	$ (0.26)
Net earnings (loss) from discontinued operations — basic	**0.09**	(1.11)	0.05	0.05	(0.07)
Cash dividends declared	**0.12**	0.12	0.06	—	0.34
Stockholders' equity	**4.17**	3.99	5.30	4.62	4.23
Basic average number of shares outstanding	**49,312**	49,160	48,965	48,834	49,033
Price range (low and high closing)	**$ 7.61-9.86**	$ 5.86-8.96	$ 6.12-11.66	$ 3.80-11.87	$ 6.69-11.44
FINANCIAL CONDITION					
Working capital	**$ 67,837**	$ 71,039	$ 109,139	$ 92,122	$ 118,830
Total assets	**700,715**	678,830	677,609	655,101	710,850
Long-term debt	**196,200**	127,650	127,382	117,944	191,963
Stockholders' equity	**205,501**	196,244	259,666	225,422	207,581
Capital expenditures	**149,424**	78,063	42,990	45,948	48,324
RATIOS					
Percent net (loss) earnings from continuing operations to sales	**(0.0%)**	4.0%	4.2%	2.3%	(1.3%)
Percent net (loss) earnings from continuing operations to average stockholders' equity	**(1.9%)**	14.5%	14.2%	8.5%	(5.2%)
Ratio of current assets to current liabilities	**1.7 to 1**	1.5 to 1	1.8 to 1	1.7 to 1	1.8 to 1
Percent of long-term debt to total capitalization	**48.8%**	39.4%	32.9%	34.4%	48.0%

* In 2012, includes after-tax expense of $9.4 million ($14.8 million pre-tax) or $0.19 per share related to defined benefit retirement plan settlement charges, after-tax expense of $5.3 million ($8.4 million pre-tax) or $0.11 per share related to a expansion project in our Tissue segment, and after-tax expense of $2.1 million ($3.3 million pre-tax) or $0.04 per share related to a charge associated with a natural gas contract for a closed manufacturing facility. In addition, 2012 includes an after-tax gain of $1.4 million ($2.1 million pre-tax) or $0.03 per share related to the sale of property.

** In 2011, includes after-tax gains of $23.3 million ($36.0 million pre-tax) or $0.47 per share related to timberland sales, and after-tax expenses of $4.0 million ($6.2 million pre-tax) or $0.08 per share related to the Tissue expansion project and the paper machine rebuild at Paper's Brainerd, Minnesota mill.

*** In 2010, includes after-tax expense of $2.4 million ($3.8 million pre-tax) or $0.05 per share related to a rate adjustment associated with a natural gas transportation contract for a closed manufacturing facility, and after-tax expense of $1.9 million ($3.1 million pre-tax) or $0.04 per share related to the freezing of benefits associated with a cash balance pension plan. Also, includes charges of $1.2 million or $0.02 per share related to the "Patient Protection and Affordable Care" and "Health Care and Education Reconciliation" Acts of March 2010. Further, 2010 includes a credit for income taxes of $13.6 million or $0.28 per share related to the conversion of the previously claimed alternative fuel mixture tax credit to the cellulosic biofuel producers tax credit.

**** In 2009, includes after-tax expense of $17.3 million ($27.9 million pre-tax) or $0.35 per share related to closure costs and restructuring expenses as a result of the closure of Paper's Groveton, New Hampshire and Jay, Maine mills, Appleton, Wisconsin converting facility, and the sale and closure of roll wrap operations. In addition, includes after-tax expense of $1.6 million ($2.5 million pre-tax) or $0.03 per share related to expenses associated with the towel machine rebuild at Tissue's Middletown, Ohio mill. Also in 2009, includes after-tax gains of $8.4 million ($13.5 million pre-tax) or $0.17 per share related to a tax credit for the use of alternative fuel mixtures at Paper's Mosinee, Wisconsin facility. Further, includes an after-tax gain of $1.7 million ($2.7 million pre-tax) or $0.03 per share related to the sale of Paper's non-core yeast business.

*****In 2008, includes after-tax expense of $21.1 million ($33.8 million pre-tax) or $0.43 per share for closure costs and restructuring expenses as a result of the ceasing of papermaking operations at Paper's Groveton, New Hampshire mill, the sale and closure of the roll wrap portion of our Paper business, the permanent machine shutdown at Paper's Jay, Maine mill, and the planned closure of converting operations at Paper's Appleton, Wisconsin facility. In addition, includes the settlement of an ongoing examination by the Internal Revenue Service for our 1998 to 2003 tax years. The settlement of the ongoing examination, interest costs, and closure of the 1998 to 2003 tax years resulted in a credit for income taxes of $1.1 million or $0.02 per share.

Item 7. MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

The following discussion and analysis of our financial condition and results of operations contain forward-looking statements that involve risks, uncertainties, and assumptions. Forward-looking statements are not guarantees of performance. If the risks or uncertainties ever materialize or the assumptions prove incorrect, the results of Wausau Paper and our consolidated subsidiaries may differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements may be identified by, among other things, beliefs or expectations that certain events may occur or are anticipated and projections or statements of expectations with respect to various aspects of our business, our plans or intentions, our stock performance, the industry within which we operate, the markets in which we compete, the economy, and any other expressions of similar import or covering other matters relating to our business and operations. Risks, uncertainties, and assumptions relating to our forward-looking statements include the level of competition for our products, downturns in our target markets, changes in the paper industry, changes in the price or availability of raw materials and energy, the failure to develop new products that meet customer needs, adverse changes in our relationships with large customers and our labor unions, the failure to recruit and retain key personnel, costs of compliance with environmental regulations, our ability to fund our operations, unforeseen operating problems, changes in strategic plans or our ability to execute such plans, maintenance of adequate internal controls, changes in financial accounting standards, increasing costs of certain employee and retiree benefits, unforeseen liabilities arising from current or prospective claims, attempts by shareholders to effect changes at or acquire control over the Company, and the effect of certain organizational anti-takeover provisions. These and other risks, uncertainties, and assumptions are described under the caption "Risk Factors" in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2012, and from time to time in our other filings with the Securities and Exchange Commission after the date of such annual report. We assume no obligation, and do not intend, to update these forward-looking statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the periods reported. Actual results could differ from those estimates. We believe the following are the accounting policies which could have the most significant effect on our reported results and require subjective or complex judgments by management.

SALES REBATES

In certain circumstances, we will grant sales rebates to help stimulate sales of some of our products. The expense for such rebates is accrued for and recorded as a deduction in arriving at our net sales amount at the time of the sale of the product to the customer. The amount of rebates to be paid is estimated based upon historical experience, announced rebate programs, and competitive pricing, among other things. In the future, we may take actions to increase customer rebates, possibly resulting in an increase in the deduction recorded in arriving at our net sales amount at the time the incentive is offered.

IMPAIRMENT OF LONG-LIVED AND OTHER ASSETS

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Subtopic 360-10 "Property, Plant, and Equipment", we evaluate the recoverability of the carrying amount of long-lived and other assets, including dispenser systems, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable and exceeds its fair value. The carrying value amount of an asset may not be fully recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of asset. We use judgment when applying the impairment rules to determine when an impairment test is necessary. Factors we consider that could trigger an impairment review include significant underperformance relative to historical or forecasted operating results, a significant decrease in the market value of an asset, a significant change in the extent or manner in which an asset is used, and significant negative or industry trends.

Impairment losses are measured as the amount by which the carrying value of an asset exceeds its estimated fair value. Generally, fair value will be determined using valuation techniques such as the present value of expected future cash flows, which requires us to make estimates of our future cash flows related to the asset subject to review. These estimates require assumptions about demand for our products, future market conditions, and technological developments. Other assumptions in determining fair value include determining the discount rate and future growth rates. In the years ended December 31, 2012, 2011, and 2010, we recorded pre-tax impairment losses of $2.1 million, $58.8 million, and $0.5 million, respectively. Additional information regarding impairment losses is available in "Note 2 — Discontinued Operations and Other" in the Notes to Consolidated Financial Statements.

PENSION BENEFITS

Defined benefit pension costs and obligations are actuarially determined and are affected by assumptions including discount rate, the expected rate of return on plan assets, and assumed annual rate of compensation increase for plan employees, among other factors. Changes in discount rate and differences from actual and assumed asset returns as well as changes in other assumptions will affect the amount of pension expense recognized in future periods. For example, fluctuation in the discount rate assumption of 25 basis points would have impacted 2012 defined benefit pension obligations by approximately $7.8 million. Additional information regarding pension benefits is available in "Note 7 — Pension and Other Post-retirement Benefit Plans" in the Notes to Consolidated Financial Statements.

OTHER POST-RETIREMENT BENEFITS

The costs and obligations for post-retirement benefits other than pension are also actuarially determined and are affected by assumptions including the discount rate and expected future increase in per capita costs of covered post-retirement health care benefits. Changes in the discount rate and differences between actual and assumed per capita health care costs may affect the recorded amount of the expense in future periods. For example, fluctuation in the discount rate assumption of 25 basis points would have impacted the 2012 obligations for post-retirement benefits other than pension by approximately $2.9 million. In addition, a one percentage point increase in the assumed health care cost trend rate would impact obligations for post-retirement benefits by approximately $11.1 million, while a decrease of one percentage point would impact the same obligations by approximately $9.3 million. Additional information regarding post-retirement benefits is available in "Note 7 — Pension and Other Post-retirement Benefit Plans" in the Notes to Consolidated Financial Statements.

ENVIRONMENTAL MATTERS

We record environmental liabilities based on estimates for known environmental remediation exposures utilizing information received from third-party experts and our past experience with these matters. At third-party sites where more than one potentially responsible party has been identified, we record a liability for its estimated allocable share of costs related to our involvement with the site as well as an estimated allocable share of costs related to the involvement of insolvent or unidentified parties. Environmental liability estimates may be affected by changing determinations of what constitutes an environmental exposure or acceptable level of cleanup. To the extent that remediation procedures change or the financial condition of other potentially responsible parties is adversely affected, the estimate of our environmental liabilities may change. Additional information regarding environmental matters is available in "Note 10 — Commitments and Contingencies" in the Notes to Consolidated Financial Statements.

Other significant accounting policies, not involving the same level of uncertainties as those previously discussed, are important to an understanding of the consolidated financial statements. Additional information regarding significant accounting policies is available in "Note 1 — Description of the Business and Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements.

OPERATIONS REVIEW

OVERVIEW

In December 2011, our Board of Directors approved the sale of our premium Print & Color brands and the closure of our Brokaw, Wisconsin paper mill. The Print & Color portion of the Paper business segment competed in the declining uncoated freesheet market, and was faced with continuing margin compression and volume pressures. During the first quarter of 2012, we completed the sale of the premium Print & Color brands, inventory, and select equipment, and in February ceased papermaking operations at the Brokaw, Wisconsin paper mill. Consequently, the operations of this site and its related closure activities are reported as discontinued operations, and all results discussed below exclude the results of discontinued operations unless otherwise indicated. For additional information on discontinued operations, please refer to "Note 2 — Discontinued Operations and Other" in the Notes to Consolidated Financial Statements.

Our exit of the Print & Color business aligns the Paper segment with growth-oriented technical markets: Industrial & Tape, Food, and Coated & Liner. The Tissue segment continues to focus on production and marketing of a broad line of paper towel and tissue products, which are marketed along with soap and dispensing system products for the industrial and commercial away-from-home market.

Consolidated

(all dollar amounts in thousands, except per share data)	**2012**	2011	2010
(Loss) earnings from continuing operations	**$ (3,845)**	$ 33,077	$ 34,440
Net (loss) earnings from continuing operations per share — basic and diluted	**$ (0.08)**	$ 0.67	$ 0.70
Earnings (loss) from discontinued operations, net of taxes	**$ 4,521**	$(54,775)	$ 2,416
Net earnings (loss) from discontinued operations per share — basic and diluted	**$ 0.09**	$ (1.11)	$ 0.05

In 2012, we reported a net loss from continuing operations of $3.8 million, or $0.08 per share, compared to prior-year net earnings from continuing operations of $33.1 million, or $0.67 per share.

The net loss from continuing operations in 2012 included after-tax charges of $5.3 million, or $0.11 per share, related to an expansion project in our Tissue segment, after-tax charges of $9.4 million, or $0.19 per share, related to settlement expenses associated with our defined benefit retirement plans, and after-tax charges of $2.1 million, or $0.04 per share, related to a charge for a contract at a former manufacturing facility. Also included in 2012, was an after-tax gain of $1.4 million, or $0.03 per share, related to the sale of certain real estate property.

Net earnings from continuing operations for 2011 included after-tax expenses of $4.0 million, or $0.08 per share, related to an expansion project in our Tissue segment and a paper machine rebuild within our Paper segment. In addition, 2011 included after-tax gains on sales of timberlands of $23.3 million, or $0.47 per share.

DISCONTINUED OPERATIONS

In December 2011, we announced that our Board of Directors had approved the sale of our premium Print & Color brands, and the closure of our Brokaw, Wisconsin paper mill. The sale of the premium Print & Color brands, select paper inventory, and certain manufacturing equipment to Neenah Paper, Inc. closed on January 31, 2012. We permanently ceased papermaking operations at the mill on February 10, 2012.

At March 31, 2012, we determined that the assets of the Brokaw mill, which were part of our Paper segment, met the criteria for held for sale classification, and are reported as discontinued operations in accordance with FASB ASC Subtopic 205-20, "Discontinued Operations." In 2012, we reported net earnings from discontinued operations of $4.5 million, or $0.09 per share, compared to a prior-year net loss from discontinued operations of $54.8 million, or $1.11 per share. For the year ended December 31, 2010, we reported net earnings from discontinued operations of $2.4 million, or $0.05 per share.

CONSOLIDATED OUTLOOK

In the near term, the pace of growth in the overall United States and global economies remains tempered. With our 2012 exit from the Print & Color markets, we narrowed our focus to relatively stable or growing tissue and technical market categories. We believe continued narrowing of focus will allow us to capitalize on our participation within the growing tissue markets where our growth is exceeding overall economy levels. Although our economic outlook continues to be cautious, we are focused and determined to achieve sales growth in our target markets to help us achieve our near-term return-on-capital-employed target of 15% by the end of 2014. Our ability to reach this target will continue to be influenced by general economic conditions, the price of energy and raw materials, competitive factors, and changes in market demand and product pricing.

SEGMENT OVERVIEW

The year ended December 31, 2012, proved to be a very successful year for the Tissue segment. Although market demand for away-from-home towel and tissue products increased by approximately 1.3 percent during 2012, our net sales and shipments, as measured in tons, increased 2.2 and 2.3 percent, respectively. In 2012, the volume of cases shipped grew by 3.3 percent over the prior year and exceeded 16 million cases for the first time in company history. We have focused our efforts on our strategic and support product categories to improve our competitive strength and operating margins. In addition, as we have previously announced, in 2011 our Board of Directors approved plans to expand the Tissue segment's production capabilities in response to growing demand for its environmentally friendly, value-added products. The expansion, located at our Harrodsburg, Kentucky manufacturing facility, included the construction of a state-of-the-art paper machine, capable of producing premium towel and tissue products from 100% recycled fiber and an upgrade of our converting capabilities. We successfully started production on the new paper machine in December 2012 and are expecting to introduce new premium recycled tissue products to the market later in 2013.

During the year ended December 31, 2012, the Paper segment experienced significant changes from the previous years. In late 2011, we announced the pending sale of our premium Print & Color brands and the closure of our Brokaw, Wisconsin paper mill, which was completed in 2012. The exit from the Print & Color business allowed us to narrow our focus to targeted growth within our core technical markets. The Paper segment demonstrated year over year volume improvement within our core technical markets during 2012, realizing full-year shipment growth of approximately 4.5 percent in a deteriorating demand environment.

In January 2013, we announced our intent to focus our management efforts and future investments on the aforementioned Tissue segment. Further, in February 2013, we announced the closure of the Paper segment's technical specialty paper mill in Brainerd, Minnesota. The closure is anticipated to occur early in the second quarter of 2013. As we continue through 2013, we intend to divest our technical specialty paper business in a manner that will deliver value to our shareholders, serve our customers, and position the business for future success.

NET SALES AND GROSS PROFIT ON SALES — CONTINUING OPERATIONS

Consolidated (all dollar amounts in thousands)	**2012**	2011	2010
Net sales	**$ 822,169**	$ 823,089	$ 812,235
Tons sold	**511,349**	500,261	509,394
Gross profit on sales	**$ 90,834**	$ 130,486	$ 115,264
Gross profit margin	**11%**	16%	14%

Net sales for the year ended December 31, 2012 were $822.2 million, compared with net sales of $823.1 million for the year ended December 31, 2011. Total shipments in 2012 of 511,349 tons increased 2% from the 500,261 tons shipped in 2011, primarily due to volume improvements within both the Tissue and Paper segments. Net sales in 2010 were $812.2 million, and total tons shipped were 509,394 tons.

Comparing 2012 to 2011, average net selling price decreased 2%, or over $23 million, with actual net selling price decreases contributing to nearly three-quarters of the decline, and the remaining decrease a result of the composition of overall product mix. Compared to 2010, 2011 average net selling price increased approximately 4%, with actual net selling price increases contributing more than three-quarters of the improvement, and the remaining increase a result of enhancements in overall product mix.

Gross profit margin decreased to $90.8 million, or 11% of net sales, in 2012 compared with $130.5 million, or 16% of net sales, in 2011. Gross profit margin in 2010 was $115.3 million, or 14% of net sales.

During the year ended December 31, 2012, as compared to the same period in 2011, a decrease in fiber and energy costs of approximately $24 million and $4 million, respectively, was unable to offset increases in other manufacturing costs and a decrease in average net selling price. Gross profit in 2012 was impacted by expenses totaling $6.6 million due to an expansion project in our Tissue segment while 2011 gross profit was impacted by expenses totaling $4.8 million due to a paper machine rebuild within our Paper segment and the same expansion project in our Tissue segment. In addition, 2011 gross profit was favorably impacted by $36.0 million in gains on sales of timberlands. In 2011 as compared to 2010, a significant increase in fiber and energy costs of approximately $20 million, increased manufacturing costs, and expenses totaling $4.8 million due to a paper machine rebuild within our Paper segment and an expansion project in our Tissue segment combined to more than offset the positive impact of an increase in average net selling price and gains from the sale of our timberlands. Our timberland sales favorably impacted gross profit by $8.0 million in 2010.

During the year ended December 31, 2012, raw materials and packaging comprised approximately 60% of our total cost of sales, with market pulp, wastepaper, and purchased towel and tissue parent rolls accounting for approximately three-quarters of this total. Labor and fringes were approximately 20% of our total cost of sales, while utilities accounted for approximately 10%. Net other operating expenses, including outbound freight, depreciation, and maintenance, comprised the remaining 10% of our cost of sales.

Fiber prices, consisting primarily of market pulp, wastepaper, and purchased towel and tissue parent rolls, decreased during 2012 after increasing in the prior year. As compared to 2011, 2012 fiber costs decreased approximately $24 million, after increasing approximately $15 million in 2011 as compared with 2010.

Following a steady increase in 2009, pulp and wastepaper prices steadily increased through the first half of 2010, reaching then record-high levels. Although pulp and wastepaper prices declined modestly late in 2010, they remained at elevated levels. In 2011, pulp and wastepaper prices further increased, reaching record highs before declining significantly in the last quarter of that year. Pulp and wastepaper prices continued to decline at moderate rates throughout 2012, leveling off near the end of the year. Pulp and wastepaper prices have remained relatively stable early in 2013.

In 2012, we consumed approximately 254,000 air-dried metric tons of market pulp and 137,000 standard tons of wastepaper. Approximately 249,000 air-dried metric tons of market pulp and 146,000 standard tons of wastepaper were consumed in 2011. The average consumption price of market pulp, the primary raw material used in the production of paper, decreased approximately $39 per air-dried metric ton, or approximately $12 million, in 2012 as compared to 2011. As compared with 2010, the average price of market pulp increased approximately $16 per air-dried metric ton, or over $5 million in 2011. The average price of wastepaper, used in the production of towel and tissue products, decreased $166 per standard ton, or nearly $9 million, in 2012 as compared to 2011. As compared with 2010, the average price of wastepaper increased $26 per standard ton, or almost $4 million, in 2011. Purchased towel and tissue parent rolls, used in our Tissue segment's converting operation, decreased $56 per standard ton, or approximately $5 million, in 2012 as compared to 2011, after increasing $68 per standard ton, or nearly $5 million, in 2011 as compared to 2010. The average price of pulpwood increased $5 per cord, or approximately $1 million, in 2012 as compared to 2011, after increasing $4 per cord, or approximately $1 million, in 2011 as compared to 2010.

Energy-related prices, consisting primarily of natural gas, electricity, coal, fuel oil, and transportation, decreased in 2012 as compared to 2011, with decreases in the prices of natural gas, electricity, and transportation more than offsetting an increase in price of fuel oil and coal. During 2011, overall energy prices increased in comparison with 2010, with decreases in prices of natural gas more than offset by increases in electricity, coal and transportation. In total, energy-related costs, including transportation, decreased approximately $4 million in 2012 as compared with 2011, after increasing approximately $5 million in 2011 as compared with 2010.

During 2012, the average price of natural gas decreased 24%, or approximately $3 million, as compared with 2011. Comparing 2011 with 2010, the average price of natural gas decreased over 9%, or approximately $1 million. As compared with 2011, 2012 electricity costs decreased more than 5%, or approximately $1 million, while coal costs increased approximately 4%, or nearly $1 million during the same comparative periods. Comparing 2011 with 2010, electricity costs increased approximately 7%, or more than $1 million, while coal costs increased only slightly. Fuel oil costs have remained relatively flat in 2012 as compared with 2011 and 2010. In addition, transportation prices decreased approximately $1 million in 2012 as compared with 2011, after increasing nearly $4 million from 2010.

Labor and fringe costs increased 12% in 2012 as compared to 2011, after remaining relatively flat in 2011 as compared to 2010. The increase in labor and fringe costs in 2012 was primarily due to increases in headcount due to the start-up of the new paper machine at the Tissue segment's Harrodsburg, Kentucky facility. Depreciation expense decreased 7% in 2012 as compared to 2011, after decreasing 3% in 2011 as compared to 2010.

Discussion of market conditions and trends is included in the segment summaries that follow. If published market data is available, it is referenced in the discussion. Certain markets within which we compete are small and highly fragmented. Where industry data is not available, our analysis is based on more subjective market indicators, such as order patterns for our products and discussions with customers regarding overall industry volumes.

Tissue

(all dollar amounts in thousands)	**2012**	2011	2010
Net sales	**$ 343,582**	$ 336,268	$ 343,309
Tons sold	**177,458**	173,451	176,758
Cases shipped	**16,021,000**	15,502,791	15,852,813
Gross profit on sales	**$ 63,833**	$ 55,251	$ 69,192
Gross profit margin	**19%**	16%	20%
Operating profit	**$ 32,952**	$ 31,358	$ 46,150

As previously discussed, in 2011 our Board of Directors approved plans to expand the Tissue segment's production capabilities in response to growing demand for its environmentally friendly, value-added products. The expansion included the construction of a state-of-the-art paper machine, located at our Harrodsburg, Kentucky converting facility, and is capable of producing premium towel and tissue products from 100% recycled fiber. We successfully started production on the new paper machine in December 2012 and are expecting to introduce new premium recycled tissue products to the market beginning in the second quarter of 2013.

Tissue 2012 net sales were $343.6 million, an increase of 2% from 2011 net sales of $336.3 million. Shipments increased 2% in 2012 to 177,458 tons compared with 173,451 tons shipped in 2011. In 2010, net sales were $343.3 million on shipments of 176,758 tons. Average net selling price decreased approximately 1% in 2012 as compared to 2011, impacting net sales by nearly $5 million. Improvements in overall product mix were unable to offset decreases in actual net selling price. The decline in actual net selling price during 2012 as compared with 2011 was due, in part, to specific product repositioning efforts intended to improve our strategic mix. Despite increases in average net selling price late in 2011, year-over-year, average net selling price remained relatively flat in 2011 as compared to 2010.

Estimated market demand for away-from-home towel and tissue products increased by approximately 1.3% in 2012 after decreasing slightly in 2011 as compared to 2010. Shipments, as measured in cases, of Tissue's strategic, value-added products increased by approximately 5% in 2012 as compared with 2011, after remaining relatively flat from 2010. In early 2013, away-from-home towel and tissue prices have remained relatively flat.

Tissue gross profit margin was 19% in 2012, 16% in 2011, and 20% in 2010. Decreases in fiber related prices and the cost of electricity and natural gas attributed to increased margins in 2012 as compared to 2011. The cost of wastepaper, pulp, and purchased towel and tissue parent rolls combined decreased by approximately $15 million in 2012 as compared with 2011, while the cost of electricity and natural gas declined more than $1 million over the same comparative periods. Increases in the cost of wastepaper, purchased towel and tissue parent rolls, transportation, electricity, and fuel oil more than offset a slight decrease in the cost of pulp, natural gas, and coal, resulting in decreased margins in 2011 as compared to 2010. Wastepaper, purchased towel and tissue parent rolls, transportation, electricity, and fuel oil combined to increase more than $11 million, while pulp, natural gas, and coal prices combined to decrease less than $1 million in 2011 as compared with 2010.

In 2012, approximately 40%, or 73,000 tons, of Tissue's total parent roll consumption was purchased from other towel and tissue manufacturers, compared to the 69,000 tons of parent rolls purchased in 2011. Industry supply of these parent rolls was readily available throughout 2012 and 2011.

Paper — Continuing Operations

(all dollar amounts in thousands)	**2012**	2011	2010
Net sales	**$ 478,587**	$ 486,821	$ 468,926
Tons sold	**333,891**	326,810	332,636
Gross profit on sales	**$ 26,692**	$ 38,700	$ 39,825
Gross margin	**6%**	8%	8%
Operating (loss) profit	**$ (10,215)**	$ 12,071	$ 8,481

In December 2011, our Board of Directors approved the sale of our premium Print & Color brands and the closure of our Brokaw, Wisconsin paper mill. The Print & Color portion of the Paper business segment competed in the declining uncoated freesheet market, and was therefore faced with continuing margin compression and volume pressures. Sale of the the premium Print & Color brands, select paper inventory, and certain manufacturing equipment was completed in late January 2012 and Brokaw mill was permanently closed in mid-2012. Consequently, the operations of this site and its related closure activities are reported as discontinued operations, and all results discussed below exclude the results of discontinued operations unless otherwise indicated. For additional information on discontinued operations, please refer to "Note 2 — Discontinued Operations and Other" in the Notes to Consolidated Financial Statements. Our exit of the Print & Color business aligns the Paper segment with growth-oriented technical markets, including Industrial & Tape, Food, and Coated & Liner.

The Paper segment recorded net sales of $478.6 million for the year ended December 31, 2012, compared to $486.8 million for the year ended December 31, 2011, a decrease of 2%. Shipments increased more than 2% over the same time period, from 326,810 tons in 2011 to 333,891 tons in 2012. Net sales and shipments in 2010 were $468.9 million and 332,636 tons, respectively.

Comparing 2012 with 2011, average net selling price decreased approximately 4%, or nearly $19 million, with declines in the overall composition of product mix contributing to approximately two-thirds of the decrease, with the remaining decrease a result of actual selling price declines. Comparing 2011 with 2010, average net selling price increased approximately 6%, with actual price increases contributing more than three-quarters of the increase, and the remaining increase a result of enhancements in overall product mix.

Demand within the Food, Industrial & Tape, and Coated & Liner market categories, increased throughout 2011, while during 2012 we experienced above market growth early in the year which began to level off and in some cases deteriorate in the second half of 2012.

The following table summarizes the changes in shipments of our primary product categories:

	Change in Shipments	
	2012	2011
Food	**4%**	21%
Industrial & Tape	**4%**	0%
Coated & Liner	**6%**	(5%)

Although we experienced a decline in demand and shipments in the second half of 2012, over the entire year we experienced shipment growth within all of our core market categories. The increases in our Food and Industrial & Tape product categories were mainly a result of volume and market share growth. The increase in shipments within our Coated & Liner market segment was due to a combination of volume growth and inventory reduction efforts. The Paper segment's core markets remain competitive with competition coming from other paper-based products as well as film-based substrates. Product pricing has also remained very competitive, and as 2013 began, prices have moderately increased.

The Paper segment recorded a gross profit margin in 2012 of 6%, and gross profit margins of 8% in 2011 and 2010. Gross margin in 2011 was impacted by expenses of $4.0 million related to a paper machine rebuild at our Brainerd paper mill. In addition, during the year ended December 31, 2012, as compared to the same period in 2011, a net decrease in pulp and pulpwood costs of approximately $9 million and a decrease in energy related costs of over $2 million were more than offset by the decrease in average selling price and increases in other manufacturing related costs.

Comparing the year ended December 31, 2011 to the same period in 2010, increases in the cost of pulp and pulpwood combined with increases in energy related costs and other costs of manufacturing to offset the increase in average net selling price. Pulp and pulpwood prices increased more than $6 million, while energy prices increased by approximately $3 million in 2011 as compared to 2010.

BACKLOG

Consolidated customer order backlogs were approximately 26,400 tons, representing $45.5 million in sales at December 31, 2012. Consolidated customer backlogs, including discontinued operations were approximately 30,500 tons, or $47.0 million in sales, as of December 31, 2011, and approximately 31,000 tons, or $48.4 million in sales, as of December 31, 2010. Our Tissue segment's backlog tons increased to 4,200 tons at December 31, 2012, from 2,000 tons at December 31, 2011. Our Paper segment backlog totaled 22,200 tons at December 31, 2012, compared to 28,500 tons at December 31, 2011. Changes in customer backlog do not necessarily indicate a change in business conditions, as a large portion of orders is shipped directly from inventory upon receipt and does not impact backlog numbers. The entire backlog at December 31, 2012 is expected to be shipped during 2013.

LABOR

We employed approximately 1,900 at the end of 2012. Most hourly mill employees are covered under collective bargaining agreements. We negotiated a five-year umbrella agreement with the United Steelworkers that was ratified on February 4, 2011. The agreement covers all four collectively bargained mills and includes competitive increases in wages and retirement income benefits. On December 20, 2011, the Company and the United Steelworkers Local 1381 signed a closure agreement for the Brokaw, Wisconsin paper mill, which included severance and continuation of certain benefits.

SELLING AND ADMINISTRATIVE EXPENSES — CONTINUING OPERATIONS

(all dollar amounts in thousands)	**2012**	2011	2010
Selling and administrative expense	**$ 94,972**	$ 68,278	$ 75,243
Percent increase (decrease)	**39%**	(9%)	4%
As a percent of net sales	**12%**	8%	9%

Selling and administrative expenses for the year ended December 31, 2012 were $95.0 million, compared to $68.3 million in the same period of 2011. Selling and administrative expenses were $75.2 million for the year ended December 31, 2010. In 2012, stock-based incentive compensation programs resulted in expense of $2.0 million, compared to expense of $2.9 million in 2011 and $2.3 million in 2010. For additional information on our stock incentive programs, refer to "Note 9 — Stock Compensation Plans" in the Notes to Consolidated Financial Statements.

In 2012, selling and administrative expenses were impacted by expenses of $14.8 million related to charges associated with certain defined benefit retirement plans and $3.3 million related to a charge for a natural gas transportation contract associated with a closed facility. Comparing 2012 to 2011, selling and administrative expenses were also impacted by an increase of approximately $2.4 million in recruiting and consulting expenses. The majority of the remaining increase in selling and administrative expenses in 2012 as compared to 2011 is due to increases in compensation related costs associated with new positions created to support the start-up of the new paper machine at the Tissue segment's Harrodsburg, Kentucky facility. In 2010, selling and administrative expenses were impacted by charges of $3.8 million related to a rate adjustment associated with a natural gas transportation contract at a closed facility and $3.1 million related to the freezing of benefits associated with a cash balance pension plan.

OTHER INCOME AND EXPENSE — CONTINUING OPERATIONS

(all dollar amounts in thousands)	**2012**	2011	2010
Interest expense	**$ 3,360**	$ 6,850	$ 6,567
Loss on early extinguishment of debt	**—**	666	—
Other, net	**12**	61	(137)

Interest expense decreased for the year ended December 31, 2012, to $3.4 million compared to $6.9 million for the year ended December 31, 2011. Although average debt balances were higher in 2012 as compared with 2011, the decrease in interest expense is due to the impact of capitalized interest on projects, primarily the Tissue expansion project, with a construction period exceeding one year of $4.8 million for the year ended December 31, 2012, compared with $0.8 million in the same period of 2011. Total debt was $196.2 million at December 31, 2012 compared to $127.6 million at December 31, 2011. Interest expense for the year ended December 31, 2010 was $6.6 million.

INCOME TAXES — CONTINUING OPERATIONS

(all dollar amounts in thousands)	**2012**	2011	2010
Income tax (credit) provision from continuing operations	**$ (3,665)**	$ 21,554	$(849)
Effective tax rate	**48.8%**	39.5%	(2.5%)

In 2012, the income tax (credit) provision and the effective tax rate were impacted by the recognition of $0.7 million of gross interest related to the cellulosic biofuel credit that was claimed in 2010. The effective tax rate for the year ended December 31, 2012, excluding the recognition of this interest, was approximately 42.5%.

In October 2010, we were approved by the IRS to be registered as a producer of cellulosic biofuel under the Internal Revenue Code. The cellulosic biofuel credit was equal to $1.01 per gallon of black liquor produced in our pulp and paper mill operations. After approval by the IRS, we made the decision to convert the previously claimed alternative fuel mixture credit to the cellulosic biofuel credit. The conversion to the cellulosic biofuel credit resulted in a credit for income taxes in the fourth quarter of 2010 of $13.6 million.

The effective tax rate for 2013 is expected to be approximately 37%.

LIQUIDITY AND CAPITAL RESOURCES

The following discussions regarding liquidity and capital resources include discontinued operations in all periods presented.

CASH FLOWS AND CAPITAL EXPENDITURES

(all dollar amounts in thousands)	**2012**	2011	2010
Cash provided by operating activities	**$ 35,928**	$ 64,484	$ 22,753
Working capital	**$ 67,837**	$ 71,039	$ 109,139
Percent (decrease) increase	**(5%)**	(35%)	18%
Current ratio	**1.7:1**	1.5:1	1.8:1
Capital expenditures	**$ 149,424**	$ 78,063	$ 42,990
Percent increase (decrease)	**91%**	82%	(6%)

Cash provided by operating activities was $35.9 million during the year ended December 31, 2012, compared to $64.5 million for the year ended December 31, 2011. Cash provided by operating activities decreased in 2012 as compared to 2011, primarily due to an increase in net earnings, offset by non-cash items and decreases in accounts payable, other liabilities and accrued and refundable taxes. During the year ended December 31, 2012, we made contributions of $23.9 million to our defined benefit pension and retirement plans compared to $3.9 million during the prior year. Cash provided by operating activities increased in 2011 as compared to 2010, primarily due to significant improvements in working capital, attributable to decreases in inventories and receivables.

In April 2011, our Board of Directors approved a significant expansion at our Tissue segment's Harrodsburg, Kentucky manufacturing facility that included a new paper machine capable of producing premium towel and tissue products from 100 percent recycled fiber. Capital spending related to this project was $131 million in 2012, and we anticipate future capital spending related to this project to be approximately $20 million in 2013. We began production of certain conventional grades on the new paper machine in December 2012, and expect to produce and commercialize premium product in the first half of 2013.

Capital expenditures totaled $149.4 million, $78.1 million, and $43.0 million in 2012, 2011, and 2010, respectively. It is expected that capital spending will be approximately $50 million in 2013.

In December 2011, we announced that our Board of Directors had approved the sale of our premium Print & Color brands, and the closure of our Brokaw, Wisconsin paper mill. The sale of the premium Print & Color brands, select paper inventory, and certain manufacturing equipment to Neenah Paper, Inc. closed on January 31, 2012, generating proceeds of $20.5 million. During the third quarter of 2012, we completed the sale and disposal of the remaining long-lived assets of the Brokaw mill, generating proceeds of $4.8 million.

During 2011, we sold approximately 80,700 acres of timberlands for an after-tax gain of $23.3 million. We sold approximately 6,700 acres of timberlands for an after-tax gain of $4.9 million in 2010. We have completed the sale of the timberlands in our timberland sales program. Through this timberland sales program, we have liquidated substantially all of our timberland holdings.

We believe that the available credit under our credit agreements and cash provided by operations will be sufficient to meet our cash flow needs for debt maturities, capital, working capital, and investing activities in 2013.

DEBT AND EQUITY

(all dollar amounts in thousands)	**2012**	2011	2010
Long-term debt	**$ 196,200**	$ 127,650	$ 127,382
Stockholders' equity	**205,501**	196,244	259,666
Total capitalization	**401,701**	323,894	387,048
Long-term debt/capitalization ratio	**49%**	39%	33%

At December 31, 2012, total debt was $196.2 million, an increase of $68.5 million from the $127.7 million reported at December 31, 2011. The increase in debt is due primarily to the increase in capital expenditures related to the new towel and tissue machine in our Tissue segment. The significant increase in year-to-date capital expenditures has been partially offset by cash generated from the sales of our premium Print & Color brands and from working capital improvements, primarily a reduction in inventories.

On March 31, 2010, we entered into a note purchase and private-shelf agreement. This agreement provided for the April 9, 2010, issuance of $50 million of unsecured senior notes having an interest rate of 5.69% with a maturity date of April 9, 2017, and also established a three-year private shelf facility under which up to $125 million of additional promissory notes may be issued at terms agreed upon by the parties at the time of issuance. On April 4, 2011, we issued an additional aggregate principal amount of $50 million of our senior notes under the terms of this note purchase and private-shelf agreement. The notes bear interest at 4.68% and mature on April 4, 2018. On August 22, 2011, the private-shelf agreement was amended to expand the total amount available under the private-shelf agreement to $150 million. On April 9, 2012, we issued an additional aggregate principal amount of $50 million of our senior notes under this note purchase and private-shelf agreement. The notes bear interest at 4.00% and mature on June 30, 2016. At December 31, 2012, $150 million was currently outstanding under the note purchase and private-shelf agreement.

In August 1995, we obtained $19 million in industrial development bond financing to fund an upgrade of the Brokaw mill wastewater treatment plant. During the second quarter of 2012, we settled our obligations related to the $19 million of industrial development bonds. There were no prepayment penalties or significant costs associated with the retirement of these obligations.

On June 23, 2010, we entered into a $125 million revolving-credit agreement with five financial institutions that will expire on June 23, 2014. Under this agreement, we may elect the base for interest from either domestic or offshore rates. In addition, the agreement provides for sublimits of $50 million for the issuance of standby letters of credit and $10 million for certain short-term bid loans among the bank group. At December 31, 2012, $5.5 million was outstanding under the revolving-credit agreement. At December 31, 2011 and 2010, there were no amounts outstanding under the revolving-credit agreement.

During the second quarter of 2011, we settled our obligations related to the $35 million unsecured private placement notes scheduled to expire in August 2011. The settlement of these obligations resulted in the recognition of a loss on early extinguishment of debt of $0.7 million in the year ended December 31, 2011, which reflects the premiums paid to retire the unsecured private placement notes, net of unamortized premiums and issuance costs.

In addition to representations and warranties, covenants, and provisions for default customary for facilities of this nature for customers of the banks having similar creditworthiness, we are required to maintain a consolidated leverage ratio of not more than 55% (excluding from the calculation the impact of any pension and post-retirement charges against shareholder's equity, up to $70 million), a consolidated interest coverage ratio of not less than 3.0 to 1, and an adjusted consolidated net worth of $215 million (increased by 25% of net quarterly income and proceeds from equity sales). Also, we are subject to similar financial and other covenants under the note purchase and private-shelf agreement. At December 31, 2012 and 2011, we were in compliance with all required covenants.

We maintain an unrated commercial paper placement agreement with a bank to issue up to $50 million of unsecured debt obligations. The agreement requires unused credit availability under our revolving-credit agreement equal to the amount of outstanding commercial paper. Outstanding borrowings under this agreement at December 31, 2012, 2011, and 2010 were $40.7 million, $8.7 million, and $23.2 million, respectively.

At December 31, 2012, the amount of commercial paper outstanding has been classified as long-term on our Consolidated Balance Sheets as we have the ability and intent to refinance the obligations under our revolving-credit agreement.

On December 31, 2012, we had a total of approximately $129 million available for borrowing under existing credit facilities.

We do not have material market risk associated with derivative instruments, including interest-rate risk, foreign currency exchange risk, or commodity-price risk.

In February 2008, our Board of Directors authorized the repurchase of 2,500,000 shares of Wausau Paper common stock. There were no repurchases of common stock during 2012, 2011, or 2010. Repurchases may be made from time to time in the open market or through privately negotiated transactions. At December 31, 2012, there were 2,009,774 shares available for purchase under the existing authorization.

In 2012 and 2011, the Board of Directors declared cash dividends of $0.12 per share of common stock. The Board of Directors declared cash dividends of $0.06 per share of common stock in 2010.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The following is a summary of our contractual obligations and payments due by period subsequent to December 31, 2012:

(all dollar amounts in thousands)	Total	Payments Due by Period					
		2013	2014	2015	2016	2017	Thereafter
Long-term debt	$ 196,200	$ —	$ 46,200	$ —	$ 50,000	$ 50,000	$50,000
Interest on debt	32,449	7,852	7,487	7,185	6,185	3,122	618
Operating leases	3,286	1,551	1,535	178	22	—	—
Capital spending commitments	14,373	14,373	—	—	—	—	—
Retirement plan contributions	800	800	—	—	—	—	—
Post-retirement benefit plan contributions	4,700	4,700	—	—	—	—	—
Purchase obligations	766,852	268,779	208,850	132,500	68,636	67,324	20,763
	$ 1,018,660	$ 298,055	$ 264,072	$ 139,863	$ 124,843	$ 120,446	$ 71,381

As discussed in "Note 8 — Income Taxes" in the Notes to Consolidated Financial Statements, under the provisions of FASB ASC Subtopic 740-10 at December 31, 2012, we had a liability for unrecognized tax benefits, including related interest and penalties, totaling $1.5 million. Due to the uncertainties related to these tax matters, we are unable to make a reasonably reliable estimate when cash settlement with a taxing authority will occur.

The interest on debt with variable rates of interest has been calculated utilizing the interest rate in effect at December 31, 2012. For additional information on debt and interest obligations, please refer to "Note 5 — Debt" in the Notes to Consolidated Financial Statements. For additional information on operating leases, please refer to "Note 6 — Lease Commitments" in the Notes to Consolidated Financial Statements. Commitments for capital spending and additional information with respect to the purchase obligations are described in "Note 10 — Commitments and Contingencies" in the Notes to Consolidated Financial Statements. We also have various employee benefit plan obligations that are described in "Note 7 — Pension and Other Post-retirement Benefit Plans."

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We do not have a material market risk associated with derivative instruments, including interest rate risk, foreign currency exchange risk, or commodity-price risk. We generally conduct U.S. dollar-denominated international transactions, and our currency fluctuation risk for transactions denominated in foreign currency is not material. On March 31, 2010, we entered into a note purchase and private-shelf agreement. This agreement provided for the April 9, 2010, issuance of $50 million of unsecured senior notes having an interest rate of 5.69%. At December 31, 2012, the estimated fair value of this fixed-rate debt was $56.1 million. On April 4, 2011, we issued an additional $50 million of unsecured senior notes having an interest rate of 4.68%. At December 31, 2012, the estimated fair value of this fixed-rate debt was $54.5 million. On August 22, 2011, the private-shelf agreement was amended to expand the total amount available under the private-shelf agreement to $150 million. On April 9, 2012, we issued an additional aggregate principal amount of $50 million of our senior notes under this note purchase and private-shelf agreement with an interest rate of 4.00%. The estimated fair value of this fixed-rate debt was $52.3 million at December 31, 2012.

The potential loss in fair value on such fixed-rate debt obligations from a hypothetical 10% increase in market interest rate is estimated to be $0.3 million, and would not be material to the overall fair value of the debt. We currently have no plans to repurchase our outstanding fixed-rate instruments and, therefore, fluctuations in market interest rates would not have an effect on our results of operations or stockholders' equity.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework.

Based on our assessment, we believe that, as of December 31, 2012, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm has issued a report on internal control over financial reporting. This report appears on page 25.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Wausau Paper Corp.
Mosinee, Wisconsin

We have audited the internal control over financial reporting of Wausau Paper Corp. and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2012 of the Company and our reports dated March 4, 2013 expressed unqualified opinions on the consolidated financial statements and the financial statement schedule.

/s/ DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
March 4, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Wausau Paper Corp.
Mosinee, Wisconsin

We have audited the accompanying consolidated balance sheets of Wausau Paper Corp. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Wausau Paper Corp. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
March 4, 2013

Wausau Paper Corp. and Subsidiaries
Consolidated Balance Sheets

(all dollar amounts in thousands)	As of December 31, 2012	2011
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 4,044**	$ 26,661
Receivables, net	**66,356**	87,918
Refundable income taxes	**2,146**	161
Inventories	**56,240**	80,525
Spare parts	**29,304**	26,532
Other current assets	**8,766**	4,537
Total current assets	**166,856**	226,334
Property, plant, and equipment — net	**460,656**	369,836
Deferred income taxes	**19,496**	32,607
Other assets	**53,707**	50,053
Total Assets	**$ 700,715**	$ 678,830
LIABILITIES		
Current liabilities:		
Accounts payable	**$ 50,072**	$ 77,925
Accrued and other liabilities	**48,114**	77,370
Liabilities of discontinued operations	**833**	—
Total current liabilities	**99,019**	155,295
Long-term debt	**196,200**	127,650
Post-retirement benefits	**91,591**	97,421
Pension	**81,411**	77,824
Other noncurrent liabilities	**26,993**	24,396
Total liabilities	**495,214**	482,586
Commitments and contingencies	**—**	—
STOCKHOLDERS' EQUITY		
Preferred stock, no par value (500,000 shares authorized; no shares issued)	**—**	—
Common stock, no par value (100,000,000 shares authorized; issued 60,122,812 shares in 2012 and 2011)	**178,005**	178,315
Retained earnings	**254,732**	260,016
Accumulated other comprehensive loss	**(91,096)**	(104,077)
Treasury stock, at cost (10,799,891 and 10,948,264 shares in 2012 and 2011, respectively)	**(136,140)**	(138,010)
Total stockholders' equity	**205,501**	196,244
Total Liabilities and Stockholders' Equity	**$ 700,715**	$ 678,830

See accompanying Notes to Consolidated Financial Statements.

Wausau Paper Corp. and Subsidiaries
Consolidated Statements of Comprehensive Income (Loss)

(all amounts in thousands, except per share data)	For the Year Ended December 31,		
	2012	2011	2010
Net sales	**$ 822,169**	$ 823,089	$ 812,235
Cost of sales	**731,335**	692,603	696,971
Gross profit	**90,834**	130,486	115,264
Selling and administrative	**94,972**	68,278	75,243
Operating (loss) profit	**(4,138)**	62,208	40,021
Other income (expense):			
Interest expense	**(3,360)**	(6,850)	(6,567)
Loss on early extinguishment of debt	**—**	(666)	—
Other, net	**(12)**	(61)	137
(Loss) earnings from continuing operations before income taxes	**(7,510)**	54,631	33,591
(Credit) provision for income taxes	**(3,665)**	21,554	(849)
(Loss) earnings from continuing operations	**(3,845)**	33,077	34,440
Earnings (loss) from discontinued operations, net of taxes	**4,521**	(54,775)	2,416
Net earnings (loss)	**$ 676**	$ (21,698)	$ 36,856
Net (loss) earnings per share — basic and diluted:			
Continuing operations	**$ (0.08)**	$ 0.67	$ 0.70
Discontinued operations	**0.09**	(1.11)	0.05
Net earnings (loss)	**$ 0.01**	$ (0.44)	$ 0.75
Weighted average shares outstanding — basic	**49,312**	49,160	48,965
Weighted average shares outstanding — diluted	**49,312**	49,413	49,292
Dividends declared per common share	**$ 0.12**	$ 0.12	$ 0.06
Other comprehensive income (loss):			
Retirement and other post-retirement plans, net of taxes	**$ 12,981**	$ (37,898)	$ (3,056)
Other comprehensive income (loss)	**12,981**	(37,898)	(3,056)
Comprehensive income (loss)	**$ 13,657**	$ (59,596)	$ 33,800

See accompanying Notes to Consolidated Financial Statements.

Wausau Paper Corp. and Subsidiaries
Consolidated Statements of Cash Flows

(all dollar amounts in thousands)	For the Year Ended December 31, 2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings (loss)	**$ 676**	$ (21,698)	$ 36,856
Provision for depreciation, depletion, and amortization	**47,642**	55,815	56,529
(Credit) provision for losses on accounts receivable	**(165)**	(201)	607
Loss on early extinguishment of debt	**—**	666	—
Gain on sale of business	**(12,515)**	—	—
Gain on sale of assets	**(960)**	(36,202)	(9,059)
Impairment of long-lived assets	**2,075**	58,837	536
Non-cash inventory, spare parts and other writedowns	**—**	13,093	—
Compensation expense for stock-based awards	**2,021**	3,016	3,133
Deferred income taxes	**(2,077)**	(23,269)	(22,327)
Changes in operating assets and liabilities:			
Receivables	**21,726**	6,432	3,776
Inventories	**18,235**	18,965	(16,324)
Other assets	**(20,568)**	(17,608)	(21,412)
Accounts payable and other liabilities	**(11,153)**	(1,558)	(6,424)
Accrued and refundable income taxes	**(9,009)**	8,196	(3,138)
Net cash provided by operating activities	**35,928**	64,484	22,753
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	**(149,424)**	(78,063)	(42,990)
Grants received for capital expenditures	**236**	610	1,838
Proceeds from sale of business	**20,817**	—	—
Proceeds from sale of assets	**7,194**	43,830	10,653
Net cash used in investing activities	**(121,177)**	(33,623)	(30,499)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net issuances (payments) of commercial paper	**32,050**	(14,590)	(7,274)
Borrowings under credit agreements	**8,500**	36,250	20,000
Payments under credit agreements	**(3,000)**	(36,250)	(53,000)
Issuances of notes payable	**50,000**	50,000	50,000
Payments of notes payable	**—**	(35,000)	(28)
Payments of industrial development bond agreement	**(19,000)**	—	—
Payment of premium on early extinguishment of debt	**—**	(708)	—
Dividends paid	**(5,918)**	(5,905)	(1,475)
Proceeds from stock option exercises	**—**	—	229
Net cash provided by (used in) financing activities	**62,632**	(6,203)	8,452
Net (decrease) increase in cash and cash equivalents	**(22,617)**	24,658	706
Cash and cash equivalents at beginning of year	**26,661**	2,003	1,297
Cash and cash equivalents at end of year	**$ 4,044**	$ 26,661	$ 2,003
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest paid — net of amount capitalized	**$ 2,012**	$ 5,677	$ 4,567
Income taxes paid	**$ 3,145**	$ 1,176	$ 11,334

Noncash investing activities: For the years ended December 31, 2012, 2011, and 2010, capital expenditures included in accounts payable were $4.7 million, $20.3 million, and $5.0 million, respectively.

See accompanying Notes to Consolidated Financial Statements.

Wausau Paper Corp. and Subsidiaries
Consolidated Statements of Stockholders' Equity

(all dollar amounts in thousands)	Common Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Stockholders' Equity
Balances December 31, 2009	$ 175,945	$ 253,757	$ (63,123)	$ (141,157)	$ 225,422
Net earnings		36,856			36,856
Retirement and other post-retirement plans (Net of $271 deferred tax)			(3,056)		(3,056)
Cash dividends declared		(2,949)			(2,949)
Stock options exercised	(87)			316	229
Restricted stock grant	203			(51)	152
Settlement of performance unit grant	(952)			984	32
Stock-based award compensation	2,980				2,980
Balances December 31, 2010	178,089	287,664	(66,179)	(139,908)	259,666
Net loss		(21,698)			(21,698)
Retirement and other post-retirement plans (Net of $25,371 deferred tax)			(37,898)		(37,898)
Cash dividends declared		(5,950)			(5,950)
Restricted stock grant	53			(101)	(48)
Settlement of performance unit grant	(2,823)			1,999	(824)
Stock-based award compensation	2,996				2,996
Balances December 31, 2011	**178,315**	**260,016**	**(104,077)**	**(138,010)**	**196,244**
Net earnings		**676**			**676**
Retirement and other post-retirement plans (Net of $7,975 deferred tax)			**12,981**		**12,981**
Cash dividends declared		**(5,960)**			**(5,960)**
Settlement of performance unit grant	**(2,331)**			**1,870**	**(461)**
Stock-based award compensation	**2,021**				**2,021**
Balances December 31, 2012	**$178,005**	**$ 254,732**	**$ (91,096)**	**$ (136,140)**	**$ 205,501**

See accompanying Notes to Consolidated Financial Statements.

Wausau Paper Corp. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 1 DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Wausau Paper Corp. manufactures, converts, and sells paper and paper products within two principal segments: Tissue and Paper. Our products are primarily sold within the United States and Canada.

The Tissue segment produces a complete line of towel and tissue products that are marketed along with soap and dispensing systems for the industrial and commercial "away-from-home" market. The Paper segment manufactures, converts, and markets specialty papers primarily for industrial and commercial end markets.

In January 2013, we announced our intent to focus our management efforts and future investments on the Tissue segment. Further, in February 2013, we announced the closure of the Paper segment's technical specialty paper mill in Brainerd, Minnesota. The closure is anticipated to occur early in the second quarter of 2013.

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Wausau Paper Corp. and our subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

The results of operations of the Paper segment's Brokaw, Wisconsin paper mill have been reported as discontinued operations in the Consolidated Statements of Comprehensive Income (Loss) for all periods presented. The corresponding liabilities of the discontinued operation in the Consolidated Balance Sheets have been reclassified at December 31, 2012 in accordance with authoritative literature on discontinued operations. The assets and liabilities of the discontinued operation were not retroactively reclassified in the December 31, 2011 Consolidated Balance Sheet, and as a result, the balances are not comparable between periods. Also, in accordance with the authoritative literature, we have elected to not separately disclose the cash flows related to the discontinued operation. See Note 2 for further information regarding discontinued operations.

USE OF ESTIMATES

The preparation of the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

CASH AND CASH EQUIVALENTS

We define cash equivalents as highly liquid, short-term investments with an original maturity of three months or less. Cash and cash equivalents are stated at cost, which approximates market.

There were approximately $3.1 million and $24.8 million of cash and cash equivalents on deposit with one bank at December 31, 2012 and 2011, respectively.

INVENTORIES

Pulpwood, finished paper products, and approximately 99% of raw materials are valued at the lower of cost, determined on the last-in, first-out ("LIFO") method, or market. All other inventories are valued at the lower of average cost or market. Liquidations in individual LIFO inventory pools, excluding the impact of discontinued operations, decreased cost of sales by $0.3 million and $1.2 million for the years ended December 31, 2012 and 2011, respectively.

PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment are stated at cost and are depreciated over the estimated useful lives of the assets using the straight-line method for financial statement purposes. Land and construction in progress are stated at cost. The cost and related accumulated depreciation of all plant and equipment retired or otherwise disposed of are removed from the accounts, and any resulting gains or losses are included in the Consolidated Statements of Comprehensive Income (Loss).

Buildings are depreciated over a 20 to 45 year period; machinery and equipment over a 3 to 20 year period. Maintenance and repair costs are charged to expense as incurred. Improvements that extend the useful lives of the assets are added to the property, plant, and equipment accounts.

Interest capitalized on long-term projects, primarily the Tissue expansion project, in 2012, 2011 and 2010 totaled $4.8 million, $0.8 million, and $0.2 million, respectively.

We assess the recoverability of assets to be held and used by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets, generally based on a discounted cash flow analysis. In 2012, 2011, and 2010, we recorded impairment losses of $2.1 million, $58.8 million, and $0.5 million, respectively. See Note 2 for a further discussion on impairment losses.

In 2011, we completed the sale of substantially all of our remaining timberland holdings, resulting in a gain of $36.0 million in the year ended December 31, 2011. Sales of timberlands resulted in gains of $8.0 million for the year ended December 31, 2010. There were no sales of timberlands for the year ended December 31, 2012. Timberland sales gains are recorded in cost of sales in the Consolidated Statements of Comprehensive Income (Loss) and are included in the Corporate and unallocated segment.

INCOME TAXES

Estimates of income taxes refundable and payable, deferred income tax assets and liabilities, and the effective tax rate are based on an analysis of many factors including interpretations of Federal, state, and foreign income tax laws, the difference between tax and financial reporting basis of assets and liabilities, estimates of amounts currently due or owed, realization of income tax benefits in future years, and current accounting standards. Estimates are reviewed and updated on a quarterly basis as facts and circumstances change and actual results are known. Adjustments to the effective income tax rate and recorded assets and liabilities may occur in future periods if actual results differ significantly from original estimates and interpretations.

TREASURY STOCK

Common stock purchased for treasury is recorded at cost. At the date of subsequent reissue, the treasury stock account is reduced by the cost of such stock on the weighted-average cost basis.

ACCUMULATED OTHER COMPREHENSIVE LOSS

For all periods presented, the accumulated other comprehensive loss is comprised of cumulative net actuarial losses and prior service cost not yet recognized as a component of net periodic benefit costs for retirement plans and other post-retirement benefit plans, net of tax of $56.2 million, $64.2 million, and $38.8 million at December 31, 2012, 2011, and 2010, respectively.

REVENUE RECOGNITION

Revenue is recognized, net of estimated discounts, allowances and returns, at the time title passes to the customer, which is typically upon the shipment of goods. We grant credit to customers in the ordinary course of business.

Shipping and handling costs billed to customers are included in net sales, and the related costs are included in cost of sales in the Consolidated Statements of Comprehensive Income (Loss).

In certain circumstances, we will enter into agreements to sell dispenser systems to our customers at a reduced cost. These agreements contain specific provisions, among which the customer must maintain the dispenser system and utilize our products in the dispenser over the term of the agreement. We evaluate the recoverability of the carrying amount of the dispenser systems whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. We use judgment to determine when an impairment test is necessary. No impairment losses related to dispenser systems were recorded in 2012, 2011, or 2010. The net costs associated with providing the dispenser system at a discount are recorded in Other assets on our Consolidated Balance Sheets, and are amortized as a reduction of net sales over the term of the agreement. There were approximately $44.5 million and $42.6 million recorded in Other assets for dispenser systems at December 31, 2012 and 2011, respectively. In the years ended December 31, 2012, 2011, and 2010, deferred costs related to dispenser systems were approximately $19.1 million, $15.5 million, and $17.4 million, respectively.

STOCK-BASED COMPENSATION PLANS

The provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Subtopic 718-10 "Compensation — Stock Compensation", require that certain share-based compensation awards be remeasured at their fair value at each interim reporting period until final settlement. See Note 9 for a further discussion on stock-based compensation plans.

EARNINGS PER SHARE

We present both basic and diluted net earnings (loss) per share ("EPS") amounts. Basic EPS is calculated based on the weighted average number of common shares outstanding during the respective year, while diluted EPS is calculated based on the weighted average number of common shares and common stock equivalents outstanding during the respective year. The difference between basic and diluted EPS is solely attributable to stock-based compensation plans. See Note 9 for information on stock-based compensation plans. We use the treasury-stock method to calculate the impact of outstanding awards of stock options, restricted stock, and restricted stock unit awards, referred to as performance units. Stock options for which the exercise price exceeds the average market price over the period have an antidilutive effect on EPS and, accordingly, are excluded from the calculation.

Due to the net loss from continuing operations for the year ended December 31, 2012, stock-based grants for 1,917,191 were considered to be antidilutive. For the years ended December 31, 2011 and 2010, stock-based grants for 1,886,214 and 1,981,893 shares, respectively, were excluded from the diluted EPS calculation because the shares were antidilutive.

Basic and diluted net (loss) earnings per share are reconciled as follows:

(all amounts in thousands, except per share data)	**2012**	2011	2010
Basic weighted average common shares outstanding	**49,312**	49,160	48,965
Dilutive securities:			
Stock compensation plans	**—**	253	327
Diluted weighted average common shares outstanding	**49,312**	49,413	49,292
(Loss) earnings from continuing operations, net of tax	**$ (3,845)**	$ 33,077	$ 34,440
Earnings (loss) from discontinued operations, net of tax	**4,521**	(54,775)	2,416
Net earnings (loss)	**$ 676**	$ (21,698)	$ 36,856
Net (loss) earnings from continuing operations, per share — basic and diluted	**$ (0.08)**	$ 0.67	$ 0.70
Net earnings (loss) from discontinued operations, per share — basic and diluted	**0.09**	(1.11)	0.05
Net earnings (loss) per share — basic and diluted	**$ 0.01**	$ (0.44)	$ 0.75

DERIVATIVES

In the past, we have used derivative instruments to mitigate our exposure to interest rate risk. We do not issue such instruments for trading purposes. At December 31, 2012 and 2011, there were no derivative instruments outstanding.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development costs are expensed as incurred. Expenditures for product development were $3.1 million, $3.3 million, and $3.1 million in 2012, 2011, and 2010, respectively.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2011, the FASB issued Accounting Standards Update ("ASU") No. 2011-05, "Presentation of Comprehensive Income" ("ASU 2011-05"), which amends Accounting Standards Codification ("ASC") 220, "Comprehensive Income". This guidance requires the presentation of total comprehensive income, total net income and the components of net income and comprehensive income either in a single continuous statement or in two separate but consecutive statements. The requirements do not change how earnings per share is calculated or presented. We adopted ASU 2011-05 in the first quarter of 2012, and have presented comprehensive income as a single continuous statement in our Consolidated Statements of Comprehensive Income (Loss).

On January 1, 2012, we adopted FASB ASU 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs", an amendment to ASC 820, "Fair Value Measurements" ("ASU 2011-04"). The amendments in ASU 2011-04 generally represent clarifications of fair value measurement, but also include some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. ASU 2011-04 results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements. Adopting these amendments had no effect on the consolidated financial statements.

NOTE 2 DISCONTINUED OPERATIONS AND OTHER

In December 2011, we announced that our Board of Directors had approved the sale of our premium Print & Color brands, and the closure of our Brokaw, Wisconsin paper mill. The sale of the premium Print & Color brands, select paper inventory, and certain manufacturing equipment to Neenah Paper, Inc. closed on January 31, 2012. We permanently ceased papermaking operations at the mill on February 10, 2012. The sale of the premium Print & Color brands, select paper inventory, and certain manufacturing equipment generated a pre-tax gain of $12.5 million, which is recorded in earnings from discontinued operations in the Consolidated Statements of Comprehensive Income (Loss) for the year ended December 31, 2012. The sale of select paper inventory caused liquidation in individual LIFO inventory pools during the year ended December 31, 2012, resulting in pre-tax income of approximately $12.1 million, which is recorded in earnings from discounted operations in the Consolidated Statements of Comprehensive Income (Loss).

We have determined that the assets of the Brokaw mill, which were part of our Paper segment, meet the criteria for, and are reported as, discontinued operations in accordance with FASB ASC Subtopic 205-20, "Discontinued Operations." During the third quarter of 2012, we completed the sale and disposal of the remaining long-lived assets of the Brokaw mill, generating proceeds of $4.8 million and a pre-tax gain of approximately $0.2 million.

In December 2011 and prior to the completed sale of the remaining long-lived assets of the Brokaw mill in 2012, we evaluated the recoverability of the carrying amount of the long-lived assets of the discontinued operation. As part of the evaluation, we estimated the future cash flows related to the long-lived assets using a probability weighted estimate and determined those cash flows were not sufficient to recover the carrying value of the long-lived assets. As there were no quoted market prices available for these or similar assets, we used our best estimates in determining the fair value of the long-lived assets of the discontinued operation based upon a range of anticipated sales prices for these assets. The use of these unobservable inputs, or level 3 inputs, resulted in pre-tax impairment charges of $2.1 million and $58.8 million for the years ended December 31, 2012 and 2011, respectively. The pre-tax impairment charges are included in earnings (loss) from discontinued operations in the Consolidated Statements of Comprehensive Income (Loss).

At December 31, 2012, there was $0.8 million in accrued and other liabilities that are classified as discontinued operations in the Consolidated Balance Sheets. There are no assets of discontinued operations remaining at December 31, 2012.

The following table summarizes certain Consolidated Statements of Comprehensive Income (Loss) information for discontinued operations:

(all amounts in thousands, except per share data)	**2012**	2011	2010
Net sales	**$ 45,091**	$ 211,485	$ 243,453
Earnings (loss) from discontinued operations before income taxes	**$ 7,176**	$ (88,169)	$ 3,897
Provision (credit) for income taxes	**2,655**	(33,394)	1,481
Earnings (loss) from discontinued operations, net of taxes	**$ 4,521**	$ (54,775)	$ 2,416
Net earnings (loss) per share — basic and diluted	**$ 0.09**	$ (1.11)	$ 0.05

During the year ended December 31, 2012, we continued to execute restructuring activities related to the closure of the Brokaw mill, and have recognized, exclusive of the gain recorded for the sales transaction, net pre-tax charges of $6.7 million. During the year ended December 31, 2011, we recorded pre-tax charges of $81.8 million related to the closure of the Brokaw mill, including the impairment charges discussed above. These charges, which are detailed in the following table, are recorded in earnings (loss) from discontinued operations in the Consolidated Statements of Comprehensive Income (Loss).

(all dollar amounts in thousands)	**2012**	2011
Impairment of long-lived assets	**$ 2,075**	$ 58,837
Inventory and spare parts write-downs	**985**	13,093
Severance and benefit continuation costs	**1,819**	4,997
Curtailment charge	**—**	4,314
Other associated costs, net	**1,771**	580
Total	**$ 6,650**	$ 81,821

No additional pre-tax closure charges related to the Brokaw mill are expected to be incurred in 2013. Following is a summary of the liabilities for restructuring expenses through December 31, 2012, related to the closure of the Brokaw mill, all of which are included in liabilities of discontinued operations — current:

(all dollar amounts in thousands)	December 31, 2011	Reserve Provisions	Payments/ Usage	**December 31, 2012**
Severance and benefit continuation	$ 4,997	$ 1,819	$ (6,790)	**$ 26**
Contract termination and other	570	179	(727)	**22**
Total	$ 5,567	$ 1,998	$ (7,517)	**$ 48**

During the year ended December 31, 2012, we incurred pre-tax charges of $3.3 million related to a previously terminated natural gas contract for our previously closed Groveton, New Hampshire mill. No charges were incurred during 2011, while pre-tax charges of $3.8 million due to a rate adjustment were incurred during 2010. These charges are included in selling and administrative expenses in the Consolidated Statements of Comprehensive Income (Loss). During the year ended December 31, 2012, we recorded expense of approximately $0.6 million and made payments of $2.0 million related to this natural gas contract. We will continue to make payments related to the contract over the original contractual term. At December 31, 2012, $2.3 million and $9.8 million are included in current liabilities and noncurrent liabilities, respectively, consisting of contract termination costs associated with the Groveton, New Hampshire mill. At December 31, 2011, $2.3 million and $7.9 million are included in current liabilities and noncurrent liabilities, respectively, related to these contract termination costs.

NOTE 3 ALTERNATIVE FUEL MIXTURE CREDITS

During 2009, the Internal Revenue Code provided for a tax credit for the use of qualified alternative fuel mixtures in a taxpayer's trade or business. The credit expired on December 31, 2009. In 2009, our Paper segment's mill in Mosinee, Wisconsin was approved by the IRS as a producer and consumer of a qualified alternative fuel mixture which is used as a fuel source to generate energy in the Mosinee mill. In October 2010, we were approved by the IRS to be registered as a producer of cellulosic biofuel under the Internal Revenue Code. After approval by the IRS, we made the decision to convert the previously utilized alternative fuel mixture credit to the cellulosic biofuel credit and claimed the credit for all black liquor gallons produced in 2009. See Note 8 for additional information on the conversion to the cellulosic biofuel credit.

NOTE 4 SUPPLEMENTAL BALANCE SHEET INFORMATION

The following table excludes discontinued operations at December 31, 2012. The assets and liabilities of the discontinued operation were not retroactively reclassified in the December 31, 2011, Consolidated Balance Sheet.

(all dollar amounts in thousands)	**2012**	2011
Receivables		
Trade	**$ 65,148**	$ 87,152
Other	**1,895**	1,719
	67,043	88,871
Less: allowances for doubtful accounts	**(687)**	(953)
	$ 66,356	$ 87,918
Inventories		
Raw materials	**$ 35,171**	$ 32,069
Work in process and finished goods	**61,482**	100,044
Supplies	**4,723**	4,166
Inventories at cost	**101,376**	136,279
LIFO reserve	**(45,136)**	(55,754)
	$ 56,240	$ 80,525
Property, plant, and equipment		
Buildings	**$ 130,250**	$ 121,625
Machinery and equipment	**936,244**	992,244
	1,066,494	1,113,869
Less: accumulated depreciation	**(627,937)**	(820,815)
Net depreciated value	**438,557**	293,054
Land	**3,391**	6,824
Construction in progress	**18,708**	69,958
	$ 460,656	$ 369,836
Accrued and other liabilities		
Payroll	**$ 8,271**	$ 6,236
Vacation pay	**10,721**	11,790
Compensation plans	**265**	628
Employee retirement plans	**7,169**	28,402
Rebates	**5,719**	10,252
Accrued income taxes	**643**	1,916
Other	**15,326**	18,146
	$ 48,114	$ 77,370

NOTE 5 DEBT

A summary of long-term debt as of December 31 is as follows:

(all dollar amounts in thousands)	**2012**	2011
Unsecured private placement notes with interest of 4.00%, due June 30, 2016	**$ 50,000**	$ —
Unsecured private placement notes with interest of 5.69%, due April 9, 2017	**50,000**	50,000
Unsecured private placement notes with interest of 4.68%, due April 4, 2018	**50,000**	50,000
Industrial development bonds due July 1, 2023, with weighted average interest rate of 0.41% in 2012 and 0.43% in 2011	**—**	19,000
Revolving-credit agreement with financial institutions, with weighted average interest rate of 4.20% in 2012 and 3.26% in 2011	**5,500**	—
Commercial paper placement agreement, with weighted average interest rate of 1.48% in 2012 and 1.68% in 2011	**40,700**	8,650
Total long-term debt	**$ 196,200**	$ 127,650

On March 31, 2010, we entered into a note purchase and private-shelf agreement. This agreement provided for the April 9, 2010, issuance of $50 million of unsecured senior notes having an interest rate of 5.69% with a maturity date of April 9, 2017, and also established a three-year private shelf facility under which up to $125 million of additional promissory notes may be issued at terms agreed upon by the parties at the time of issuance. On April 4, 2011, we issued an additional aggregate principal amount of $50 million of our senior notes under the terms of this note purchase and private-shelf agreement. The notes bear interest at 4.68% and mature on April 4, 2018. On August 22, 2011, the private-shelf agreement was amended to expand the total amount available under the private-shelf agreement to $150 million. On April 9, 2012, we issued an additional aggregate principal amount of $50 million of our senior notes under this note purchase and private-shelf agreement. The notes bear interest at 4.00% and mature on June 30, 2016. At December 31, 2012, the total availability of unsecured private placement notes was $200 million, with $150 million of unsecured private placement notes currently outstanding.

We have estimated the fair value of our long-term debt in accordance with FASB authoritative guidance. The FASB defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. Fair value information for long-term debt is within Level 2 of the fair value hierarchy and is based on current market interest rates and estimates of current market conditions for instruments with similar terms and maturities. At December 31, 2012, the estimated fair value of long-term debt is approximately $209 million compared to a carrying value of $196 million. At December 31, 2011, the estimated fair value of long-term debt was approximately $138 million compared to a carrying value of $128 million.

In August 1995, we obtained $19 million in industrial development bond financing to fund an upgrade of the Brokaw mill wastewater treatment plant. During the second quarter of 2012, we settled our obligations related to the $19 million of industrial development bonds. There were no prepayment penalties or significant costs associated with the retirement of these obligations.

During the second quarter of 2011, we settled our obligations related to the $35 million unsecured private placement notes that were due to expire in August 2011. The settlement of these obligations resulted in the recognition of a loss on early extinguishment of debt of $0.7 million in the year ended December 31, 2011, which reflects the premiums paid to retire the unsecured private placement notes, net of unamortized premiums and issuance costs.

On June 23, 2010, we entered into a $125 million revolving-credit agreement with five financial institutions that will expire on June 23, 2014. Under this agreement, we may elect the base for interest from either domestic or offshore rates. In addition, the agreement provides for sublimits of $50 million for the issuance of standby letters of credit and $10 million for certain short-term bid loans among the bank group. Under the credit agreement, we pay an annual facility fee. Total facility fees paid under this agreement and previous agreements were $676,000 in 2012, $403,000 in 2011, and $581,000 in 2010. At December 31, 2012, $5.5 million was outstanding under the revolving-credit agreement. At December 31, 2011, there were no amounts outstanding under the revolving-credit agreement.

In addition to representations and warranties, covenants, and provisions for default customary for facilities of this nature for customers of the banks having similar creditworthiness, we are required to maintain a consolidated leverage ratio of not more than 55% (excluding from the calculation the impact of any pension and post-retirement charges against shareholder's equity, up to $70 million), a consolidated interest coverage ratio of not less than 3.0 to 1, and an adjusted consolidated net worth of $215 million (increased by 25% of net quarterly income and proceeds from equity sales). Also, we are subject to similar financial and other covenants under the note purchase and private-shelf agreement. At December 31, 2012 and 2011, we were in compliance with all required covenants.

We maintain an unrated commercial paper placement agreement with a bank to issue up to $50 million of unsecured debt obligations. The agreement requires unused credit availability under our revolving-credit agreement equal to the amount of outstanding commercial paper. Outstanding borrowings under this agreement at December 31, 2012 and 2011 were $40.7 million and $8.7 million, respectively.

On December 31, 2012, we had a total of approximately $129 million available for borrowing under our existing credit facilities.

At December 31, 2012 and 2011, the amount of commercial paper outstanding has been classified as long-term on our Consolidated Balance Sheets as we have the ability and intent to refinance the obligations under our revolving-credit agreement.

The aggregate annual maturities of long-term debt are as follows:

(all dollar amounts in thousands)	Annual maturities
2013	$ 40,700
2014	5,500
2015	—
2016	50,000
2017	50,000
Thereafter	50,000

NOTE 6 LEASE COMMITMENTS

Future minimum payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2012:

(all dollar amounts in thousands)	Operating Leases
2013	$ 1,551
2014	1,535
2015	178
2016	22
2017	—
Thereafter	—
Total minimum payments	$ 3,286

Rental expense for all operating leases was as follows:

(all dollar amounts in thousands)	**2012**	2011	2010
Rent expense	**$ 3,997**	$ 4,142	$ 3,476

NOTE 7 PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

We have sponsored defined benefit pension plans covering substantially all employees. Retirement benefits for salaried and nonunion employees are based on pay and years of service. Plans covering hourly employees provide benefits based on years of service and fixed benefit amounts for each year of service. The defined benefit pension plans are funded in accordance with federal laws and regulations. During 2010, we froze the benefits associated with a certain cash balance pension plan.

We have supplemental retirement agreements with certain present and past key officers, directors, and employees. The principal cost of such plans is being or has been accrued over the period of active employment to the full eligibility date. The supplemental retirement agreements are unfunded. In 2010, we froze the benefits under certain defined benefit supplemental retirement plans.

We also provide certain defined benefit post-retirement health and life insurance plans that cover qualifying retirees. Benefits and eligibility for various employee groups vary by location and union agreements. The defined benefit post-retirement plans are unfunded.

The changes in benefit obligations and plan assets at December 31, 2012 and 2011, are presented in the following schedule.

(all dollar amounts in thousands)	Retirement Benefits 2012	Retirement Benefits 2011	Other Post-retirement Benefits 2012	Other Post-retirement Benefits 2011
Change in benefit obligation:				
Benefit obligation at December 31, 2011 and 2010	**$ 285,904**	$ 241,484	**$ 101,221**	$ 85,302
Service cost	**2,494**	2,965	**2,060**	1,506
Interest cost	**10,807**	12,378	**4,157**	4,373
Amendments	**—**	8,810	**—**	642
Net actuarial loss (gain)	**12,740**	36,568	**(6,710)**	12,644
Participant contributions	**—**	—	**2,500**	2,589
Curtailments	**—**	(3,316)	**(741)**	—
Benefits paid	**(46,281)**	(12,985)	**(6,196)**	(5,835)
Benefit obligation at December 31	**$ 265,664**	$ 285,904	**$ 96,291**	$ 101,221
Change in plan assets:				
Fair value at December 31, 2011 and 2010	**$ 179,905**	$ 190,272	**$ —**	$ —
Actual gain (loss)	**20,070**	(1,326)	**—**	—
Company contributions	**23,896**	3,942	**3,696**	3,246
Participant contributions	**—**	—	**2,500**	2,589
Benefits paid	**(46,281)**	(12,985)	**(6,196)**	(5,835)
Fair value at December 31	**$ 177,590**	$ 179,903	**$ —**	$ —
Funded status at December 31	**$ (88,074)**	$ (106,001)	**$ (96,291)**	$ (101,221)
Amounts recognized in the Consolidated Balance Sheets consist of:				
Current liabilities	**$ (808)**	$ (22,771)	**$ (4,700)**	$ (3,800)
Noncurrent liabilities	**(87,266)**	(83,230)	**(91,591)**	(97,421)
Amounts recognized at December 31	**$ (88,074)**	$ (106,001)	**$ (96,291)**	$ (101,221)

For 2011, the amendments to retirement benefit plans reflect changes to union and non-union plans.

Amounts recognized in Accumulated Other Comprehensive Loss, net of tax, consist of:

(all dollar amounts in thousands)	Retirement Benefits 2012	Retirement Benefits 2011	Other Post-retirement Benefits 2012	Other Post-retirement Benefits 2011
Prior service cost (credit)	**$ 4,975**	$ 5,635	**$ (5,952)**	$ (7,787)
Net loss	**69,802**	77,862	**22,271**	28,367
Net amount recognized at December 31	**$ 74,777**	$ 83,497	**$ 16,319**	$ 20,580

The total accumulated benefit obligation for qualified and non-qualified defined benefit pension plans was $265.7 million and $285.9 million at December 31, 2012 and 2011, respectively. At December 31, 2012 and 2011, the total accumulated benefit obligation for pension plans exceeded the plan assets for all of the qualified defined benefit pension plans.

	Pension Benefits		
	Target Allocations	Percentage of Plan Assets at Measurement Date 2012	Percentage of Plan Assets at Measurement Date 2011
Asset category			
Equity securities	60%	**61%**	58%
Debt securities	40%	**39%**	42%
Total	100%	**100%**	100%

Wausau Paper's Investment Committee, as established by the Board of Directors, monitors pension assets and the performance of pension investments. The Investment Committee generally manages toward an asset allocation consisting of approximately 60% equity securities and 40% debt securities. An external investment manager is used to assist us in establishing our investment strategies and policies. We consider the historical and projected returns for each asset category and believe that the investment strategy employed will provide a blended rate of return on pension assets consistent with current pension valuation assumptions.

The plan's assets are recorded at estimated fair value utilizing level 2 inputs. Level 2 inputs are inputs other than quoted market prices that are observable for securities, either directly or indirectly. All of the plan's assets are in pooled separate accounts and are stated at estimated fair value based on quoted market prices of the underlying investments held by the pooled separate accounts. Following is a summary, by asset category, of the fair value level 2 inputs of our plan assets at December 31, 2012 and 2011:

	2012	2011
Asset category:		
Domestic pooled separate accounts	**$ 148,908**	$ 155,227
Foreign pooled separate accounts	**28,682**	24,676
Total	**$ 177,590**	$ 179,903

As of December 31, 2012, each of our investments in pooled separate accounts is subject to immediate redemption and there are no significant restrictions on the ability to sell such investments. There are no circumstances in which an otherwise redeemable investment would not be redeemable. As of December 31, 2012, we had no unfunded commitments related to our pooled separate accounts.

During 2013, we anticipate making contributions of $0.8 million directly to our pension and retirement plans as a result of minimum funding requirements and elective contributions. We also expect to contribute $4.7 million, net of subsidy reimbursements, directly to other post-retirement plans. Benefit payments expected to be paid and subsidy amounts to be received in each of the next five years and in the aggregate for the five years thereafter are:

(all dollar amounts in thousands)	Retirement Benefit Payments	Other Post-retirement Benefit Payments	Other Post-retirement Subsidy
2013	13,230	4,932	207
2014	14,037	5,299	227
2015	14,325	5,420	243
2016	14,384	5,796	254
2017	14,951	5,888	271
2018-2022	78,740	29,052	1,523

Inclusive of discontinued operations, the components of net periodic benefit costs recognized in the Consolidated Statements of Comprehensive Income (Loss) are as follows:

	Retirement Benefits			Other Post-retirement Benefits		
(all dollar amounts in thousands)	**2012**	2011	2010	**2012**	2011	2010
Components of net periodic benefit cost:						
Service cost	**$ 2,494**	$ 2,965	$ 5,115	**$ 2,030**	$ 1,506	$ 1,464
Interest cost	**10,807**	12,378	12,281	**4,157**	4,373	4,827
Expected return on plan assets	**(14,504)**	(15,060)	(14,797)	**—**	—	—
Amortization of:						
Prior service cost (benefit)	**1,097**	1,774	1,788	**(3,078)**	(3,438)	(3,450)
Actuarial loss	**5,337**	3,635	2,705	**3,152**	2,180	2,386
Curtailments	**—**	4,314	3,158	**(634)**	—	—
Settlements	**14,835**	—	225	**—**	—	—
Total net periodic benefit cost	**$ 20,066**	$ 10,006	$ 10,475	**$ 5,627**	$ 4,621	$ 5,227
Recognized in other comprehensive loss (before tax effect):						
Net actuarial loss (gain)	**$ 7,175**	$ 49,637	$ 11,802	**$ (7,452)**	$ 12,644	$ (1,968)
Prior service cost (credit)	**—**	8,810	(319)	**—**	643	143
Amortization of:						
Net actuarial loss	**(20,173)**	(3,635)	(2,992)	**(2,411)**	(2,180)	(2,385)
Prior service (cost) credit	**(1,097)**	(6,088)	(4,946)	**2,971**	3,438	3,450
Total recognized in other comprehensive loss	**(14,095)**	48,724	3,545	**(6,892)**	14,545	(760)
Total recognized in net periodic benefit cost and other comprehensive loss	**$ 5,971**	$ 58,730	$ 14,020	**$ (1,265)**	$ 19,166	$ 4,467

The estimated prior service cost and net actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the year ending December 31, 2013, are expenses of $1.1 million and $5.9 million, respectively. The estimated prior service credit and net actuarial loss for the other post-retirement benefit plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost for the year ending December 31, 2013, are a credit of $3.1 million and an expense of $2.4 million, respectively.

In 2012 and 2011, the curtailments recognized relate to the closure of the Paper segment's Brokaw, Wisconsin mill. The Brokaw mill closed permanently in 2012. The curtailment recognized in 2010 is related to the freezing of benefits associated with a cash balance pension plan and a change in the design of a supplemental retirement plan. In 2012, the settlements relate to benefits associated with a cash balance pension plan and the payment of a supplemental retirement liability to certain retired or terminated participants. In 2011, the settlement relates to the payment of a supplemental retirement liability to a certain retired participant. See Note 2 for additional information on the facility closure.

The weighted average assumptions used in the calculation of the year-end obligation and net periodic benefit costs are as follows:

	Pension Benefits			Other Post-retirement Benefits		
	2012	2011	2010	**2012**	2011	2010
Weighted-average assumptions used to determine benefit obligations at the selected measurement dates:						
Discount rate	**3.67%**	4.13%	5.25%	**3.5%**	4.25%	5.25%
Rate of compensation increase	**n/a**	n/a	4.25%	**n/a**	n/a	n/a
Weighted-average assumptions used to determine net periodic benefit cost for the year ended December 31:						
Discount rate	**4.13%**	5.25%	5.75%	**4.25%**	5.25%	5.75%
Expected return on plan assets	**7.75%**	7.75%	7.75%	**n/a**	n/a	n/a
Rate of compensation increase	**n/a**	n/a	4.25%	**n/a**	n/a	n/a
Assumed health care cost trend rates at December 31:						
Health care cost trend rate assumed	**n/a**	n/a	n/a	**7.5%**	8.0%	8.0%
Ultimate trend rate	**n/a**	n/a	n/a	**5.0%**	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	**n/a**	n/a	n/a	**2018**	2017	2017

The discount rates set forth above were estimated based on available pension discount yield curves for each of our pension plans. The expected return on plan assets reflects our expectations of average rates of return on funds invested to provide benefits included in the projected benefit obligations. The expected return is based on various factors, including estimated inflation, fixed income and equity returns, historical returns, and asset allocation and investment strategy. Differences between actual and expected returns on pension plan assets are recorded as an actuarial gain or loss and are amortized over the average remaining service period of active plan participants.

The weighted average assumptions used in the calculation of year-end obligations and net periodic benefit costs for pension benefits in 2011 and 2012 is not applicable as we have determined that the benefit payments related to pension benefits are not impacted by compensation increases. The weighted average assumption used for the rate of compensation increase for the calculation of year-end obligations and net periodic benefit costs for other post-retirement benefits is indicated as not applicable as the benefits received are not related to compensation.

Assumed health care cost trend rates significantly affect reported amounts for retiree medical benefits. For 2012, the effect of a one-percentage-point change in the assumed health care cost trend rate would have had the following effects:

(all dollar amounts in thousands)	One percentage point	
	Increase	Decrease
Effect on the post-retirement benefit obligation	$11,098	$(9,300)
Effect on the sum of the service and interest cost components	1,030	(833)

We also sponsor defined contribution pension plans, several of which provide for company contributions based on a percentage of employee contributions. The cost of such plans totaled $5.3 million, $5.6 million, and $2.9 million in 2012, 2011, and 2010, respectively. During the year ended December 31, 2010, we made certain design changes to our defined contribution pension plans. These design changes enhanced the company contributions that are based on a percentage of employee contributions and incorporated a non-elective contribution based on specific eligibility requirements. The design changes were effective beginning January 1, 2011. In addition, we also have defined contribution supplemental retirement agreements with certain present and past key officers. The cost of such agreements totaled $0.1 million, $0.2 million, and $0.1 million in 2012, 2011, and 2010, respectively. At December 31, 2012 and 2011, the amounts accrued under the defined contribution supplemental retirement agreements were $0.3 million and $0.4 million and are included in current and other noncurrent liabilities, respectively, on the Consolidated Balance Sheets.

We historically have had deferred-compensation agreements with certain present and past key officers, directors, and employees which allow participants to defer a portion of their compensation. The principal cost of such plans is being or has been accrued over the period of active employment to the full eligibility date. We continue to maintain deferred-compensation agreements with certain present and past directors. The annual cost of the deferred-compensation agreements was expense of $0.1 million for the year ended December 31, 2012, and a credit of

$0.1 million for the year ended December 31, 2011. At December 31, 2012 and 2011, the amounts accrued under the deferred-compensation agreements were $1.3 million and $1.3 million, respectively, and are included in current and other noncurrent liabilities on the Consolidated Balance Sheets.

NOTE 8 INCOME TAXES

Deferred tax assets and liabilities are determined based on the estimated future tax effects of temporary differences between the financial statement and tax bases of assets and liabilities, as measured by the current enacted tax rates. Deferred tax expense (credit) is the result of changes in the deferred tax asset and liability.

The consolidated provision (credit) for income taxes from continuing operations is comprised of the following:

(all dollar amounts in thousands)	**2012**	2011	2010
Current tax expense (credit):			
Federal	**$ 10,853**	$ 11,710	$ 18,835
State	**(395)**	2,013	2,392
Total current	**10,458**	13,723	21,227
Deferred tax (credit) expense:			
Federal	**(13,668)**	8,373	(28,232)
State	**(455)**	(542)	156
Total deferred	**(14,123)**	7,831	(22,076)
Total (credit) provision for income taxes	**$ (3,665)**	$ 21,554	$ (849)

A reconciliation between taxes computed at the federal statutory rate and our effective tax rate follows:

(all dollar amounts in thousands)	**2012**		2011		2010	
Federal statutory tax rate	**$ (2,628)**	**35.0%**	$ 19,121	35.0%	$ 11,757	35.0%
State taxes (net of federal tax benefits)	**(657)**	**8.7**	1,951	3.6	1,135	3.4
State taxes due to rate change	**—**	**—**	(1,105)	(2.0)	—	—
Alternative fuel mixture credit conversion	**(473)**	**6.3**	—	—	(13,618)	(40.5)
Medicare subsidy change	**—**	**—**	—	—	1,201	3.6
Domestic production activities deduction	**—**	**—**	(1,034)	(1.9)	(1,006)	(3.1)
Executive compensation	**—**	**—**	1,353	2.5	—	—
Other	**93**	**(1.2)**	1,268	2.3	(318)	(0.9)
Effective tax rate — continuing operations	**$ (3,665)**	**48.8%**	$ 21,554	39.5%	$ (849)	(2.5%)

During the first quarter of 2010, we recorded an additional provision for deferred income taxes of $1.2 million related to the passage of the "Patient Protection and Affordable Care" and "Health Care and Education Reconciliation" Acts of March 2010. The passage of these Acts eliminated the income tax deduction for retiree health care costs beginning in 2013 equal to the federal subsidies received for providing retiree prescription drug benefits.

Additionally, in October 2010, we were approved by the IRS to be registered as a producer of cellulosic biofuel under the Internal Revenue Code. The cellulosic biofuel credit was equal to $1.01 per gallon of black liquor produced in our pulp and paper mill operations. After approval by the IRS, we made the decision to convert the previously utilized alternative fuel mixture credit to the cellulosic biofuel credit and claimed the credit for all black liquor gallons produced in 2009. The conversion to the cellulosic biofuel credit resulted in a credit for income taxes in the fourth quarter of 2010 of $13.6 million.

At the end of 2012, $100.1 million of unused federal and $176.1 million of unused state operating loss and credit carryovers existed, which may be used to offset future federal and state taxable income. If not utilized against taxable income, the carryover amounts will expire from 2013 through 2037. Under the provisions of ASC Subtopic 740-10 "Income Taxes", the benefits of state tax losses are recognized as a deferred tax asset, subject to appropriate valuation allowances.

The major temporary differences that give rise to the deferred tax assets and liabilities at December 31, 2012 and 2011, are as follows:

(all dollar amounts in thousands)	2012	2011
Deferred tax assets:		
Accrued compensated absences	**$ 3,557**	$ 3,698
Pensions	**31,071**	31,022
Post-retirement benefits	**36,563**	38,451
Federal net operating loss carry forward	**30,528**	—
State net operating loss carry forward	**14,590**	12,916
Cellulosic biofuel credit carry forward	**12,830**	14,438
Other	**16,313**	26,478
Gross deferred tax asset	**145,452**	127,003
Less valuation allowance	**(102)**	(115)
Net deferred tax assets	**145,350**	126,888
Deferred tax liabilities:		
Property, plant, and equipment	**(100,953)**	(75,022)
Other	**(19,198)**	(19,017)
Gross deferred tax liability	**(120,151)**	(94,039)
Net deferred tax asset	**$ 25,199**	$ 32,849

The total deferred tax assets as presented in the accompanying Consolidated Balance Sheets are as follows:

(all dollar amounts in thousands)	2012	2011
Net current deferred tax assets	**$ 5,703**	$ 242
Net noncurrent deferred tax assets	**19,496**	32,607
Net deferred tax asset	**$ 25,199**	$ 32,849

A valuation allowance has been recognized for certain state loss carry forwards and future deductible items, as cumulative losses create uncertainty about the realization of the tax benefits in future years.

The following table summarizes the activity related to our liability for unrecognized tax benefits, all of which would impact our effective tax rate if recognized:

(all dollar amounts in thousands)	2012	2011	2010
Balance at January 1	**$ 1,362**	$ 857	$ 935
Increases related to current year tax positions	**—**	—	25
Increases related to tax positions in prior years	**49**	722	—
Decreases related to tax positions in prior years	**—**	(6)	—
Expiration of statute of limitations	**(362)**	(211)	(103)
Balance at December 31	**$ 1,049**	$ 1,362	$ 857

We record penalties and accrued interest related to uncertain tax positions in the provision for income taxes in the Consolidated Statements of Comprehensive Income (Loss). During 2012 and 2011, we accrued potential penalties and interest of less than $0.1 million and approximately $0.1 million, respectively, related to unrecognized tax benefits. During 2012, as a result of the expiration of the statute of limitations, we reduced the amount accrued for potential penalties and interest by approximately $0.1 million. In total, as of December 31, 2012 and 2011, we have recorded liabilities for potential penalties and interest of approximately $0.5 million, which are included in the liabilities for unrecognized tax benefits. At December 31, 2012, the liability for uncertain tax positions was $1.5 million, with $0.4 million of the liability recorded as a current liability and $1.1 million recorded as a noncurrent liability. The liability for uncertain tax positions at December 31, 2011 was $1.9 million, with $0.5 million of the liability recorded as a current liability and $1.4 million recorded as a noncurrent liability.

We are currently open to audit under the statute of limitations by the IRS for the year ended December 31, 2009, and years thereafter. We also file income tax returns in numerous state jurisdictions with varying statutes of limitations. We do not expect any significant changes to our unrecognized tax benefits during the next twelve months.

NOTE 9 STOCK COMPENSATION PLANS

The provisions of FASB ASC Subtopic 718-10 "Compensation — Stock Compensation" require that certain share-based compensation awards be remeasured at their fair value at each interim reporting period until final settlement.

STOCK OPTIONS, RESTRICTED STOCK AWARDS, AND PERFORMANCE UNITS

During the year ended December 31, 2012, awards were granted to grantees under the "2010 Stock Incentive Plan". Under the 2010 Plan, in addition to stock options, awards of restricted shares of common stock and restricted stock units, referred to as performance units, may be granted. We also maintain various other employee stock option plans under which options are outstanding. The plans provide for the determination of purchase price, time, and method of exercise. We are authorized to deliver up to 2.7 million shares of our common stock upon exercise of non-qualified stock options or incentive stock options, or upon grant or in payment of performance shares, performance units, and restricted stock under the various incentive plans. As of December 31, 2012, there were approximately 1.1 million shares available under the 2010 Stock Incentive Plan for future grant. We use treasury stock to deliver common stock shares under these plans.

For the years ended December 31, 2012 and 2011, we recognized approximately $2.0 million and $3.0 million, respectively, in share-based compensation expense which included fixed option grants, restricted stock grants, and performance unit awards. We recognize compensation expense on grants of stock options, restricted stock, and performance unit share-based compensation awards on a straight-line basis over the requisite service period of each award. As of December 31, 2012, total unrecognized compensation cost related to share-based compensation awards was approximately $1.6 million, net of estimated forfeitures, which we expect to recognize over a weighted average period of approximately one year.

OPTIONS

Non-qualified stock options are granted for terms up to 10 years from the grant date. The option price is equal to the fair market value of Wausau Paper common stock at the date of grant for incentive and non-qualified options. Fixed option grant agreements define service condition vesting requirements and other transferability restrictions on a grant-by-grant basis, and performance-based options vest in relation to defined performance.

The following table summarizes the status of all outstanding stock options as of December 31, 2012, 2011, and 2010, and changes during those years:

	2012 Shares	**2012 Weighted Average Exercise Price**	2011 Shares	2011 Weighted Average Exercise Price	2010 Shares	2010 Weighted Average Exercise Price
Outstanding at January 1	**1,828,636**	**$ 11.43**	2,153,436	$ 11.41	1,922,956	$ 11.62
Granted	**—**	**—**	5,000	8.10	413,000	11.36
Exercised	**—**	**—**	—	—	(25,000)	9.15
Terminated/canceled	**(280,888)**	**12.29**	(329,800)	11.22	(157,520)	14.18
Outstanding at December 31	**1,547,748**	**$ 11.28**	1,828,636	$ 11.43	2,153,436	$ 11.41
Exercisable at December 31	**1,542,748**	**$ 11.29**	1,533,636	$ 11.44	1,588,436	$ 11.50
Fair value of options granted during the year		**n/a**		$ 2.55		$ 3.32

The preceding table includes performance-based options that vested in relation to achieving defined performance criteria. There were no performance-based options granted during 2012, 2011, or 2010. The following table summarizes the status of outstanding performance-based stock options as of December 31, 2012, 2011, and 2010, and changes during those years:

	2012 Shares	**2012 Weighted Average Exercise Price**	2011 Shares	2011 Weighted Average Exercise Price	2010 Shares	2010 Weighted Average Exercise Price
Outstanding at January 1	**42,000**	**$ 10.71**	54,000	$ 10.71	60,000	$ 10.71
Terminated/canceled	**(9,000)**	**10.71**	(12,000)	10.71	(6,000)	10.71
Outstanding at December 31	**33,000**	**$ 10.71**	42,000	$ 10.71	54,000	$ 10.71
Exercisable at December 31	**33,000**	**$ 10.71**	42,000	$ 10.71	54,000	$ 10.71

Additional information regarding all grants outstanding and exercisable at December 31, 2012, is as follows:

(all dollar amounts in thousands, except per share data)

Range of Exercise Prices	Outstanding Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Exercisable Options	Weighted Average Exercise Price
$6.54 - $11.66	**1,179,000**	**7.73**	**$10.06**	**1,174,000**	**$10.07**
$12.36 - $18.50	**368,748**	**9.15**	**15.18**	**368,748**	**15.18**
Total	**1,547,748**			**1,542,748**	
Aggregate intrinsic value	**$ 58**			**$ 55**	

The total value of stock options vested during the years ended December 31, 2012, 2011, and 2010 was $1.0 million, $0.7 million, and $0.1 million, respectively.

RESTRICTED STOCK

Under the 2010 Stock Incentive Plan, we may grant shares of restricted stock. The shares are valued based upon the closing price of Wausau Paper's common stock on the date of the grant and reflected in equity as a reduction in treasury stock outstanding. Compensation expense is recognized for the restricted stock award on a straight-line basis over the vesting period of the entire award with the balance of unearned compensation reflected in the equity section of the balance sheet. Under the plan, shares of restricted stock have voting rights. Cash dividends on the restricted shares are deferred and held by us until satisfaction of the vesting requirements.

There was no activity related to restricted stock during the year ended December 31, 2012. The following table summarizes the activity relating to restricted stock grants in prior years:

	2011	2010
Outstanding at January 1 (number of shares)	47,000	72,000
Granted	—	—
Terminated	—	(4,000)
Settled	(47,000)	(21,000)
Outstanding at December 31 (number of shares)	—	47,000

Total compensation expense recognized for restricted stock for the years ended December 31, 2011 and 2010 was less than $0.1 million and $0.2 million, respectively.

PERFORMANCE UNITS

Under the 2010 Stock Incentive Plan, we may grant performance units comprised of three types of awards. The first type of award consists of performance unit awards with vesting based upon the completion of a requisite period of service. The second type of award provides that vesting is contingent on (1) achieving certain operating profit levels and (2) completion of a service requirement. The third type of award specifies vesting of the award subject to achievement of a targeted shareholder return ("TSR") on our common stock over a three-year period. Upon satisfaction of the vesting requirements, the performance units and a dividend equivalent calculated based upon shares earned are paid out in whole shares of our common stock, with fractional shares paid in cash. Prior to vesting, no shares are issued and performance units have no voting rights.

Compensation expense for performance awards, other than TSR awards, is determined based upon the closing sales price of our common stock on the date of the award and is recognized over the requisite service period of the grant once we have determined that achievement of the performance condition is probable. If it is improbable that the performance condition will be met, no compensation cost is recognized. For performance unit grants that vest only in relation to the completion of a service requirement, compensation expense is recognized over the requisite service period of the grant. Service condition vesting ranges from zero to two years.

Compensation expense for TSR awards, which contain a market condition, is fixed at the date of the grant and recognized over the requisite service period based upon the value determined under the Monte Carlo simulation valuation model. Compensation expense for TSR awards will not be adjusted in future periods based upon the achievement of the TSR performance goal. The weighted average grant date fair value of the TSR awards granted during 2012 was $5.23, utilizing weighted average assumptions including a .40% risk-free interest rate and a 54.07% expected volatility rate.

The following table summarizes the activity relating to performance unit grants:

	2012	2011	2010
Outstanding at January 1 (number of units)	**1,262,574**	499,267	343,976
Granted	**946,107**	1,099,884	258,085
Terminated	**(828,473)**	(79,580)	(22,736)
Settled	**(205,280)**	(256,997)	(80,058)
Outstanding at December 31 (number of units)	**1,174,928**	1,262,574	499,267

The aggregate intrinsic value of performance units outstanding at December 31, 2012, was approximately $10.2 million. Total compensation expense recognized for performance units for the years ended December 31 totaled $2.0 million in 2012, $2.3 million in 2011, and $2.1 million in 2010.

STOCK APPRECIATION RIGHTS

We maintain various stock appreciation rights plans that entitle certain management employees to receive cash equal to the sum of the appreciation in the value of the stock and the hypothetical value of cash dividends that would have been paid on the stock covered by the grant assuming reinvestment in Wausau Paper stock. The stock appreciation rights granted may be exercised in whole or in such installments and at such times as specified in the grant. In all instances, the rights lapse if not exercised within 20 years of the grant date.

The following table summarizes the activity relating to our stock appreciation rights plans:

	2012	2011	2010
Outstanding at January 1 (number of shares)	**40,800**	40,800	77,613
Exercised	**(30,800)**	—	(36,813)
Outstanding and exercisable at December 31 (number of shares)	**10,000**	40,800	40,800
Price of outstanding and exercisable rights:			
$8.73	**—**	30,800	30,800
$17.16	**10,000**	10,000	10,000

In each of the years ended December 31, 2012 and 2010, $0.2 million was paid to participants in settlement of outstanding stock appreciation rights. At December 31, 2012, the weighted average remaining contractual life on outstanding stock appreciation rights with an exercise price of $17.16 was approximately 1.5 years.

DIVIDEND EQUIVALENTS

We maintain a Dividend Equivalent Plan. Upon termination of employment, or at the time of exercise of options granted in tandem with the dividend equivalents, participants are entitled to receive the cash value of the dividend equivalent grant. The cash value is determined by the sum of the value of cash dividends that would have been paid on the stock covered by the grant had it been actual stock and assuming all such hypothetical dividends had been reinvested in Wausau Paper stock. All of the outstanding dividend equivalents are fully vested.

The following table summarizes the activity relating to our dividend equivalent plan:

	2012	2011	2010
Outstanding at January 1 (number of shares)	**46,263**	60,082	60,082
Settled	**(4,888)**	(13,819)	—
Outstanding and exercisable at December 31 (number of shares)	**41,375**	46,263	60,082

During the years ended December 31, 2012 and 2011, less than $0.1 million was paid to participants in settlement of outstanding dividend equivalent awards.

Share-based compensation provisions or credits related to stock appreciation rights and dividend equivalents are determined based upon a remeasurement to their fair value at each reporting period in accordance with the provisions of ASC 718-10. The provision (credit) for stock appreciation rights and dividend equivalents is shown in the following table.

(all dollar amounts in thousands)	**2012**	2011	2010
Stock appreciation rights	**$ 14**	$ (19)	$ (246)
Dividend equivalents	**14**	(1)	(111)
Total	**$ 28**	$ (20)	$ (357)

NOTE 10 COMMITMENTS AND CONTINGENCIES

LITIGATION AND OTHER CLAIMS

We may be involved from time to time in various legal and administrative proceedings or be subject to various claims in the normal course of business. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, in the opinion of management, the ultimate disposition of any threatened or pending matters, either individually or on a combined basis, will not have a material adverse effect on our consolidated financial condition, liquidity, or results of operations.

ENVIRONMENTAL MATTERS

We are subject to extensive regulation by various federal, state, and local agencies concerning compliance with environmental control statutes and regulations. These regulations impose limitations, including effluent and emission limitations, on the discharge of materials into the environment, as well as require us to obtain and operate in compliance with conditions of permits and other governmental authorizations. Future regulations could materially increase our capital requirements and certain operating expenses in future years.

It is our policy to accrue remediation costs when it is probable that such costs will be incurred and when a range of loss can be reasonably estimated. Estimates of loss are developed based on currently available information including environmental studies performed by third-party experts and our past experience with these matters. Our accrued environmental liabilities, including all remediation and landfill closure costs, totaled $5.3 million and $4.9 million at December 31, 2012 and 2011, respectively. The provision for remediation and landfill costs was not significant for the years ended December 31, 2012, 2011, or 2010. We periodically review the status of all significant existing or potential environmental issues and adjust our accruals as necessary. The accruals do not reflect any possible future insurance recoveries. Estimates of costs for future remediation are necessarily imprecise due to, among other things, the identification of presently unknown remediation sites and the allocation of costs among potentially responsible parties. As is the case with most manufacturing and many other entities, there can be no assurance that we will not be named as a potentially responsible party at additional previously or currently owned sites in the future or that the costs associated with such additional sites would not be material.

OTHER COMMITMENTS

As of December 31, 2012, we were committed to spend approximately $14.4 million on capital projects, primarily related to an expansion project in our Tissue segment, which were in various stages of completion.

We contract for the supply and delivery of natural gas at some of our facilities. Under some of these contracts, we are committed to the transportation of a fixed volume of natural gas from our natural gas transporters to our facilities. We are not required to buy or sell minimum gas volumes under the agreements but are required to pay a minimum transportation fee for the contracted period. Contracts expire at various times between 2013 and 2019. At December 31, 2012, we also have commitments for the purchase of machine clothing from various suppliers and volume commitments for the supply of energy and certain raw materials. These obligations expire between 2013 and 2017. We may also purchase, from time to time, natural gas contracts with fixed prices for a certain portion of our facility requirements.

NOTE 11 PREFERRED SHARE PURCHASE RIGHTS PLAN

We maintain a rights plan under which one preferred share purchase right is issued for each outstanding share of common stock. Each right entitles its holder to purchase 1 one-thousandth of a share of Series A Junior Participating Preferred Stock, at an exercise price of $60 per 1 one-thousandth of a preferred share, subject to adjustment. The rights will become exercisable only if a person or group (with certain exceptions) acquires beneficial ownership of 15% or more of the outstanding common stock (an "Acquiring Person"). Once exercisable, each holder of a right, other than the Acquiring Person, will thereafter have the right to receive common stock having a market value of two times the exercise price of the right. Upon the occurrence of certain events, each holder of a right, other than an Acquiring Person, will have the right to receive (in lieu of preferred shares) our common stock (or a successor company) that has a market value of two times the exercise price of the right. Until exercisable, the rights will not be issued or traded in separate form from the common stock. After any person or group becomes an Acquiring Person, and prior to the acquisition by the Acquiring Person of 50% or more of the common stock, we may exchange the rights, other than rights owned by the Acquiring Person, at an exchange ratio of one share per right (subject to adjustment). At any time prior to any person or group becoming an Acquiring Person, we may redeem the rights at a price of $0.01 per right. The expiration date of the rights plan is October 31, 2018.

NOTE 12 FAIR VALUE MEASUREMENTS

The FASB defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The FASB's guidance classifies the inputs used to measure fair value into the following hierarchy:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs, other than quoted market prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3 — Unobservable inputs based on the reporting entity's own assumptions.

A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. We did not have any financial assets or liabilities measured on a recurring basis during the years ended December 31, 2012 or 2011. Assets and liabilities measured at fair value on a nonrecurring basis include long-lived assets. We have determined that the fair value measurements related to long-lived assets rely primarily on company specific inputs and our assumptions about the use of the assets, as observable inputs are not available. Therefore, we have determined these fair value measurements reside within level 3 of the fair value hierarchy. See Note 2 for a further discussion on fair value measurements related to long-lived assets.

The carrying amounts and fair values or our financial instruments are described below:

CASH AND CASH EQUIVALENTS

The carrying amount approximates fair value due to the relatively short period to maturity for these instruments.

ACCOUNTS RECEIVABLE, ACCOUNTS PAYABLE, AND ACCRUED LIABILITIES

The carrying amounts approximate fair value due to the relatively short-term nature of these instruments.

LONG-TERM DEBT

We have estimated the fair value of our long-term debt in accordance with FASB authoritative guidance. Fair value information for long-term debt is within Level 2 of the fair value hierarchy and is based on current market interest rates and estimates of current market conditions for instruments with similar terms and maturities. At December 31, 2012 and 2011, the estimated fair value of the long-term debt exceeded the carrying value by approximately $12.9 million and $10.2 million, respectively. These fair value estimates do not necessarily reflect the amounts we would realize in a current market exchange.

NOTE 13 SEGMENT DATA

FACTORS USED TO IDENTIFY REPORTABLE SEGMENTS

We have evaluated our disclosures of our business segments in accordance with ASC Subtopic 280-10 "Segment Reporting", and as a result we have classified our operations into two principal reportable segments: Tissue and Paper, each providing different products. Separate management of each segment is required because each business unit is subject to different marketing, production, and technology strategies.

PRODUCTS FROM WHICH REVENUE IS DERIVED

The Tissue segment produces a complete line of towel and tissue products that are marketed along with soap and dispensing systems for the away-from-home market. Tissue operates a paper mill in Middletown, Ohio, and a manufacturing and converting facility in Harrodsburg, Kentucky.

The Paper segment produces specialty papers within three core sectors — Food, Industrial & Tape, and Coated & Liner. These products are produced at manufacturing facilities located in Brainerd, Minnesota, and in Rhinelander and Mosinee, Wisconsin. In 2011 and into 2012, the Paper segment produced fine printing and writing papers at the Brainerd, Minnesota facility and a manufacturing facility in Brokaw, Wisconsin. We permanently ceased papermaking operations at the Brokaw facility on February 10, 2012. We have reported the Brokaw facility as a discontinued operation. Please see Note 2 for additional information on facility closures.

Excluding discontinued operations, during 2012, no single customer accounted for 10% or more of our consolidated net sales. On a segment basis, one customer accounted for approximately 10% of Tissue net sales, while no single customer of the Paper segment comprised 10% or more of segment net sales.

MEASUREMENT OF SEGMENT PROFIT AND ASSETS

We evaluate performance and allocate resources based on operating profit or loss. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

RECONCILIATIONS

The following are reconciliations to corresponding totals in the accompanying consolidated financial statements. The sales and operating profit (loss) information excludes discontinued operations in all periods presented. The assets and liabilities of discontinued operations were not retroactively reclassified in the December 31, 2011 Consolidated Balance Sheet, and as a result, the asset information for the Paper segment includes assets of discontinued operations at December 31, 2011.

(all dollar amounts in thousands)	**2012**	2011	2010
Net sales external customers:			
Tissue	**$ 343,582**	$ 336,268	$ 343,309
Paper	**478,587**	486,821	468,926
	$ 822,169	$ 823,089	$ 812,235
Operating profit (loss):			
Tissue	**$ 32,952**	$ 31,358	$ 46,150
Paper	**(10,215)**	12,071	8,481
Corporate and eliminations	**(26,875)**	18,779	(14,610)
	$ (4,138)	$ 62,208	$ 40,021
Segment assets:			
Tissue	**$ 378,278**	$ 224,949	
Paper	**271,793**	367,249	
Corporate and unallocated	**50,644**	86,632	
	$ 700,715	$ 678,830	

OTHER SIGNIFICANT ITEMS

The following are reconciliations to corresponding totals in the accompanying consolidated financial statements. The depreciation, depletion, and amortization information excludes discontinued operations in all periods presented. The Consolidated Statements of Cash Flows include discontinued operations in all periods presented, and as such, the expenditures for long-lived assets included discontinued operations in all periods presented.

(all dollar amounts in thousands)	Depreciation, Depletion, and Amortization	Expenditures for Long-Lived Assets
2012		
Tissue	**$ 27,637**	**$ 140,098**
Paper	**16,988**	**8,337**
Corporate and unallocated	**2,935**	**989**
	$ 47,560	**$ 149,424**
2011		
Tissue	$ 29,992	$ 50,828
Paper	16,842	23,636
Corporate and unallocated	2,561	3,599
	$ 49,395	$ 78,063
2010		
Tissue	$ 30,114	$ 6,588
Paper	16,623	35,089
Corporate and unallocated	2,616	1,313
	$ 49,353	$ 42,990

COMPANY GEOGRAPHIC DATA

We have no long-lived assets outside the United States. Excluding discontinued operations, net sales to customers within the United States and other countries, of which the majority relates to Canadian customers, are as follows:

(all dollar amounts in thousands)	**2012**	2011	2010
United States	**$ 728,987**	$ 732,016	$ 727,778
All foreign countries	**93,182**	91,073	84,457
	$ 822,169	$ 823,089	$ 812,235

NOTE 14 SUBSEQUENT EVENT

On February 21, 2013, we announced the closure of the Paper segment's technical specialty paper mill in Brainerd, Minnesota, to occur early in the second quarter of 2013. The closure will affect approximately 130 employees. We anticipate pre-tax closure charges to be approximately $47 million, with non-cash charges, primarily related to the write-down of long-lived assets, accounting for approximately $44 million of the total. We expect first quarter closure charges to approximate $36 million, with the remaining charges occurring over the last three quarters of 2013.

Quarterly Financial Data (Unaudited)

(all dollar amounts in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual
2012*					
Net sales	**$ 216,182**	**$ 212,872**	**$ 202,249**	**$ 190,866**	**$ 822,169**
Gross profit	**26,500**	**25,681**	**21,543**	**17,110**	**90,834**
Operating profit (loss)	**3,316**	**4,213**	**(8,642)**	**(3,025)**	**(4,138)**
Net earnings (loss) from continuing operations	**1,540**	**2,101**	**(5,153)**	**(2,333)**	**(3,845)**
Net earnings (loss) from discontinued operations	**8,218**	**(3,416)**	**(156)**	**(125)**	**4,521**
Net earnings (loss)	**9,758**	**(1,315)**	**(5,309)**	**(2,458)**	**676**
Net earnings (loss) per share from continuing operations — basic and diluted	**$ 0.03**	**$ 0.04**	**$ (0.10)**	**$ (0.05)**	**$ (0.08)**
Net earnings (loss) per share from discontinued operations — basic and diluted	**$ 0.17**	**$ (0.07)**	**$ (0.00)**	**$ (0.00)**	**$ 0.09**
Net earnings (loss) per share — basic and diluted	**$ 0.20**	**$ (0.03)**	**$ (0.11)**	**$ (0.05)**	**$ 0.01**
2011**					
Net sales	$ 191,697	$ 215,870	$ 212,488	$ 203,034	$ 823,089
Gross profit	20,733	26,242	25,007	58,505	130,486
Operating profit	1,487	10,138	10,310	40,272	62,208
Net (loss) earnings from continuing operations	(194)	4,831	5,353	22,652	33,077
Net (loss) earnings from discontinued operations	(1,197)	(1,601)	(172)	(51,370)	(54,775)
Net (loss) earnings	(1,391)	3,230	5,181	(28,718)	(21,698)
Net earnings (loss) per share from continuing operations — basic and diluted	$ 0.00	$ 0.10	$ 0.11	$ 0.46	$ 0.67
Net (loss) earnings per share from discontinued operations — basic and diluted	$ (0.02)	$ (0.03)	$ (0.00)	$ (1.04)	$ (1.11)
Net (loss) earnings per share — basic and diluted	$ (0.03)	$ 0.07	$ 0.11	$ (0.58)	$ (0.44)

* Within continuing operations, the first quarter of 2012 includes an after tax expense of $2.1 million ($3.3 million pre-tax) or $0.04 per share related to a charge associated with a natural gas transportation contract for the former manufacturing facility in Groveton, New Hampshire. The first, second, third, and fourth quarters of 2012 include after-tax expense of $1.2 million ($1.9 million pre-tax) or $0.02 per share, $0.9 million ($1.5 million pre-tax) or $0.02 per share, $1.2 million ($1.9 million pre-tax) or $0.02 per share, and $1.9 million ($3.0 million pre-tax) or $0.04 per share, respectively, of expenses related to an expansion project in our Tissue segment. In addition, the second, third, and fourth quarters of 2012 include after-tax expense of $1.4 million ($2.2 million pre-tax) or $0.03 per share, $7.6 million ($12.1 million pre-tax) or $0.15 per share, and $0.3 million ($0.5 million pre-tax) or $0.01 per share, respectively, of charges related to our defined benefit pension and retirement plans. The fourth quarter of 2012 also includes an after-tax gain of $1.4 million ($2.1 pre-tax) or $0.03 per share related to the sale of property. Within discontinued operations, the first quarter of 2012 includes an after-tax gain of $7.9 million or $0.16 per share related to the sale of the premium Print Color brands, select paper inventory and certain manufacturing equipment.

** Within continuing operations, the first, second, third, and fourth quarters include after-tax expense of $0.1 million ($0.2 million pre-tax) or less than $0.01 per share, $0.2 million ($0.4 million pre-tax) or less than $0.01 per share, $0.4 million ($0.7 million pre-tax) or $0.01 per share, and $0.6 million ($1.0 million pre-tax) or $0.01 per share, respectively, of expenses related to an expansion project in our Tissue segment. In addition, the first and second quarters of 2011 include after-tax expense of $2.1 million ($3.3 million pre-tax) or $0.04 per share and $0.5 million ($0.7 million pre-tax) or $0.01 per share, respectively, of expenses related to the paper machine rebuild at our Paper segment's Brainerd, Minnesota mill. The fourth quarter of 2011 also includes an after-tax gain of $23.0 million ($35.6 pre-tax) or $0.47 per share related to the sale of substantially all of our remaining timberlands. Within discontinued operations, the fourth quarter of 2011 includes after-tax expense of $50.6 million or $1.02 per share, related to the closure of the Brokaw Wisconsin milll.

Market Prices For Common Shares (Unaudited)

	2012			2011			2010		
Quarter	**Price High**	**Price Low**	**Cash Dividends Paid Per Share**	Price High	Price Low	Cash Dividends Paid Per Share	Price High	Price Low	Cash Dividends Paid Per Share
1st	**$9.86**	**$ 8.16**	**$0.03**	$9.05	$7.03	$0.03	$ 11.89	$8.00	—
2nd	**$ 9.81**	**$8.45**	**$0.03**	$ 8.21	$ 5.83	$0.03	10.26	6.73	—
3rd	**$9.92**	**$7.48**	**$0.03**	$ 7.62	$ 5.82	$0.03	8.53	6.01	—
4th	**$9.32**	**$7.46**	**$0.03**	$8.49	$6.05	$0.03	9.19	7.63	$0.03

All prices represent the high and the low sales prices for the common stock as reported on the New York Stock Exchange. Dividends of $0.03 per share were paid in the fourth quarter of 2010. Dividends of $0.03 per share were paid in each quarter of 2012 and 2011.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Wausau Paper Corp.
Mosinee, Wisconsin

We have audited the consolidated financial statements of Wausau Paper Corp. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, and the Company's internal control over financial reporting as of December 31, 2012, and have issued our reports thereon dated March 4, 2013. Our audits also included the financial statement schedule of the Company included in Item 8. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
March 4, 2013

Financial Statement Schedule II — Valuation and Qualifying Accounts

	Allowance for Doubtful Accounts	Valuation Allowance for Deferred Tax Assets
Balance December 31, 2009	$ 1,511	$ 98
Charges to cost and expense	607	1
Deductions	(371)	(3)
Balance December 31, 2010	1,747	96
Charges to cost and expense	(218)	19
Deductions	(576)	—
Balance December 31, 2011	953	115
Charges (credits) to cost and expense	**(165)**	**10**
Deductions	**(101)**	**(23)**
Balance December 31, 2012	**$ 687**	**$ 102**

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

Not applicable.

Item 9A. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Form 10-K, management, under the supervision, and with the participation, of our President and Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 as amended (the "Exchange Act")) pursuant to Rule 13a-15. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file under the Exchange Act is accumulated and communicated to our management, including our President and Chief Executive Officer and the Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures. Based upon, and as of the date of such evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management's report on our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act), and the related report of our independent registered public accounting firm, are set forth in Item 8 of this report under "Management's Report on Internal Control Over Financial Reporting" on page 24 and "Report of Independent Registered Public Accounting Firm" on page 25. No changes in our internal control over financial reporting occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. OTHER INFORMATION

Not applicable.

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

DIRECTORS AND EXECUTIVE OFFICERS

Information relating to our directors is incorporated into this Form 10-K by this reference to the disclosure in our proxy statement relating to the 2013 annual meeting of shareholders (the "2013 Proxy Statement") under the subcaption "Election of Directors — Election Procedures, Nominees, and Board Recommendation."

Information relating to our executive officers is found in Part I of this Form 10-K.

Information required under Rule 405 of Regulation S-K is incorporated into this Form 10-K by this reference to the disclosure in the 2013 Proxy Statement under the subcaption "Stock Ownership — Section 16(a) Beneficial Ownership Reporting Compliance."

CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics for all directors, officers, and employees and a Code of Compliance and Reporting Requirements for Chief Executive Officer and Senior Financial Officers, which covers our Chief Executive Officer, Chief Financial Officer, Controller, Manager of Corporate Accounting, and Manager of Internal Audit. Each of these codes is available at "Investors — Corporate Governance" on our website (wausaupaper.com). Shareholders may also obtain a free copy by writing to the address set forth under the following subcaption. In the event we amend or waive any provision of the Code of Compliance and Reporting Requirements for Chief Executive Officer and Senior Financial Officers applicable to its principal executive officers, principal financial officers, or controller, we intend to disclose that amendment or waiver at the website address where the code may also be found.

CORPORATE GOVERNANCE GUIDELINES AND COMMITTEE CHARTERS

We have adopted Corporate Governance guidelines and charters for the Board of Directors' Audit, Compensation, and Corporate Governance Committees. These guidelines and charters are available at "Investors — Corporate Governance" on our website (wausaupaper.com). Shareholders may also request a free copy of these documents by writing to:

Corporate Secretary
Wausau Paper
100 Paper Place
Mosinee, WI 54455-9099

AUDIT COMMITTEE

Our Board of Directors has appointed an Audit Committee in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee satisfy the NYSE and SEC rules for independence applicable to audit committees of listed companies. Mr. Freels (Chairman), Ms. Dewey, Mr. Kuester, and Mr. Burandt serve on the Audit Committee.

FINANCIAL EXPERT

Our Board of Directors has determined that Gary W. Freels is an audit committee financial expert. Mr. Freels is an independent director under NYSE listing standards. Mr. Freels has 30 years of experience in commercial banking and, for the last 17 years, has managed the investment portfolios of the private foundation for which he serves as chief executive officer. He has also served on the Audit Committee since 1996, and as its chairman since April 2004.

Item 11. EXECUTIVE COMPENSATION

DIRECTOR COMPENSATION

Information relating to director compensation is incorporated into this Form 10-K by this reference to the disclosure in the 2013 Proxy Statement under the subcaption "Election of Directors — Director Compensation for 2012."

EXECUTIVE OFFICER COMPENSATION

Information relating to the compensation of executive officers is incorporated into this Form 10-K by this reference to the disclosure in the 2013 Proxy Statement under the caption "Executive Compensation."

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information concerning (1) any person or group known to us to be the beneficial owner of more than 5% of our voting stock, and (2) ownership of its equity securities by management is incorporated by reference to the material under the heading "Stock Ownership" in the 2013 Proxy Statement.

The following table provides information with respect to compensation plans under which our common stock is authorized for future issuance:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1] (a)	Weighted-average exercise price of outstanding options, warrants and rights[1][2] (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))[1] (c)
Equity compensation plans approved by security holders	2,722,676	$ 11.28	1,146,063
Equity compensation plans not approved by security holders	—	n/a	—
Total	2,722,676	$ 11.28	1,146,063

[1] Shares indicated relate to common stock issuable upon exercise of options awarded under the 1991 Employee Stock Option Plan and upon exercise of options or the vesting of performance units awarded under the 2000 Stock Incentive Plan and the 2010 Stock Incentive Plan.

[2] The exercise price calculation is based only on outstanding options to purchase 1,547,748 shares. Shares issuable pursuant to performance units have no exercise price.

BENEFICIAL OWNERSHIP

Information relating to security ownership of certain beneficial owners and management is incorporated into this Form 10-K by this reference to the disclosure in the 2013 Proxy Statement beginning under the caption "Stock Ownership."

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information relating to certain relationships and related transactions with our directors and officers and the independence of our directors is incorporated into this Form 10-K by this reference to the disclosure in the 2013 Proxy Statement under the subcaption "Corporate Governance — Review, Approval, or Ratification of Related Party Transactions" and "Corporate Governance — Director Independence."

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information relating to the fees and services of our principal accountant is incorporated into this Form 10-K by this reference to the disclosure in the 2013 Proxy Statement under the subcaption "Report of the Audit Committee and Related Matters — Independent Auditor and Fees," and "Report of the Audit Committee and Related Matters — Audit Committee Pre-Approval Policies."

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this report

(1) The following consolidated financial statements of Wausau Paper and the Reports of our Independent Registered Public Accounting Firm thereon are filed as part of this report:

(i) Consolidated Balance Sheets as of December 31, 2012 and 2011

(ii) Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2012, 2011, and 2010

(iii) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011, and 2010

(iv) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2012, 2011, and 2010

(v) Notes to Consolidated Financial Statements

(2) Financial Statement Schedules

The following financial statement schedule is filed as part of this report:

(i) Financial Statement Schedule II — Valuation and Qualifying Accounts for the years ended December 31, 2012, 2011, and 2010 (page 53)

All other schedules prescribed by Regulation S-X are not submitted because they are not applicable or not required, or because the required information is included in the Consolidated Financial Statements and Notes thereto.

(3) Exhibits

The following exhibits required by Item 601 of Regulation S-K are filed as part of this report. All reports incorporated by reference were filed by the Company.

Exhibit Number	Description
3.1	Restated Articles of Incorporation, as amended May 12, 2005 (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K dated May 12, 2005) (Commission File No. 001-13923)
3.2	Restated Bylaws, as last amended January 19, 2012 (incorporated by reference to Exhibit 3.2 to Current Report on Form 8-K dated January 19, 2012) (Commission File No. 001-13923)
4.1	Rights Agreement, dated as of October 21, 1998, including the Form of Restated Articles of Incorporation as Exhibit A and the Form of Rights Certificate as Exhibit B (incorporated by reference to Exhibit 4.1 to Registration Statement on Form 8-A dated October 21, 1998) (Commission File No. 001-13923)
4.2	First Amendment dated August 22, 2000, to Rights Agreement dated October 21, 1998 (incorporated by reference to Exhibit 4.1(a) to Amendment No. 1 to Registration Statement on Form 8-A/A, filed on December 19, 2000) (Commission File No. 001-13923)
4.3	Second Amendment dated October 17, 2008, to Rights Agreement dated October 21, 1998 (incorporated by reference to Exhibit 4.1(b) to Amendment No. 2 to Registration Statement on Form 8-A, filed on October 20, 2008) (Commission File No. 001-13923)
4.4	Summary of Rights to Purchase Preferred Shares, Exhibit C to Rights Agreement dated October 21, 1998 (incorporated by reference to Exhibit 4.1 to Registration Statement on Form 8-A, filed on October 29, 1998) (Commission File No. 001-13923)
4.5	Note Purchase and Private Shelf Agreement, dated as of March 31, 2010 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K dated March 31, 2010) (Commission File No. 001-13923)
4.6	Amendment No. 1, dated July 20, 2010, to Note Purchase and Private Shelf Agreement dated as of March 31, 2010 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K dated July 26, 2010) (Commission File No. 001-13923)

Exhibit Number	Description
4.7	Amendment No. 2, dated July 20, 2011, to Note Purchase and Private Shelf Agreement dated as of March 31, 2010 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K dated August 25, 2011) (Commission File No. 001-13923)
4.8	Amendment No. 3, dated January 31, 2012, to Note Purchase and Private Shelf Agreement dated as of March 31, 2010 (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K dated February 3, 2012) (Commission File No. 001-13923)
4.9	$125,000,000 Credit Agreement dated as of June 23, 2010, among Wausau Paper Corp. and Bank of America, N.A., M&I Marshall & Ilsley Bank, Wells Fargo Bank National Association, Northwest Farm Credit Services, PCA, and 1st Farm Credit Services (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K dated June 24, 2010) (Commission File No. 001-13923)
4.10	First Amendment to Credit Agreement, dated October 26, 2011, to $125,000,000 Credit Agreement dated as of June 23, 2010, among Wausau Paper Corp. and Bank of America, N.A., M&I Marshall & Ilsley Bank, Wells Fargo Bank National Association, Northwest Farm Credit Services, PCA, and 1st Farm Credit Services (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K dated October 26, 2011) (Commission File No. 001-13923)
4.11	Second Amendment to Credit Agreement, dated February 3, 2012, to $125,000,000 Credit Agreement dated as of June 23, 2010, among Wausau Paper Corp. and Bank of America, N.A., M&I Marshall & Ilsley Bank, Wells Fargo Bank National Association, Northwest Farm Credit Services, PCA, and 1st Farm Credit Services (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K dated January 31, 2012) (Commission File No. 001-13923)
10.1	Supplemental Retirement Plan, as last amended effective December 17, 2010* (incorporated by reference to Exhibit 10.1 to Annual Report on Form 10-K for the fiscal year ended December 31, 2010) (Commission File No. 001-13923)*
10.2	2008 Supplemental Retirement Plan dated June 12, 2008 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K dated June 12, 2008) (Commission File No. 001-13923)*
10.3	2009 Defined Contribution Supplemental Retirement Plan as amended and restated effective January 1, 2011 (incorporated by reference to Exhibit 10.3 to Annual Report on Form 10-K for the fiscal year ended December 31, 2010) (Commission File No. 001-13923)*
10.4	1991 Employee Stock Option Plan, as last amended May 4, 2007 (incorporated by reference to Exhibit 10.5 to Annual Report on Form 10-K for the fiscal year ended December 31, 2007) (Commission File No. 001-13923)*
10.5	1991 Dividend Equivalent Plan, as last amended May 4, 2007 (incorporated by reference to Exhibit 10.6 to Annual Report on Form 10-K for the fiscal year ended December 31, 2007) (Commission File No. 001-13923)*
10.6	Supplemental Retirement Benefit Plan dated January 16, 1992, as last amended November 20, 2008 (incorporated by reference to Exhibit 10.8 to Annual Report on Form 10-K for the fiscal year ended December 31, 2008) (Commission File No. 001-13923)*
10.7	Directors' Deferred Compensation Plan, as last amended December 19, 2007 (incorporated by reference to Exhibit 10.8 to Annual Report on Form 10-K for the fiscal year ended December 31, 2007) (Commission File No. 001-13923)*
10.8	Directors Retirement Benefit Policy, as amended and restated October 19, 2011 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K dated October 24, 2011) (Commission File No. 001-13923)*
10.9	Mosinee Paper Corporation Supplemental Retirement Benefit Agreement dated November 12, 1991, as last amended November 20, 2008 (incorporated by reference to Exhibit 10.13 to Annual Report on Form 10-K for the fiscal year ended December 31, 2008) (Commission File No. 001-13923)*
10.10	2000 Stock Incentive Plan as last amended October 20, 2006 (incorporated by reference to Exhibit 10.4 to Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006) (Commission File No. 001-13923)*
10.11	2010 Stock Incentive Plan, effective as of June 1, 2010 (incorporated by reference to Exhibit 4.1 to Registration Statement on Form S-8, filed on December 22, 2010) (Commission File No. 001-171362)*
10.12	2005 Directors Deferred Compensation Plan as last amended December 19, 2007 (incorporated by reference to Exhibit 10.18 to Annual Report on Form 10-K for the fiscal year ended December 31, 2007) (Commission File No. 001-13923)*

Exhibit Number	Description
10.13	Board of Directors Compensation Policy dated December 17, 2010 (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K dated December 17, 2010) (Commission File No. 001-13923)*
10.14	Standard Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.5 to Current Report on Form 8-K dated December 17, 2010) (Commission File No. 001-13923)*
10.15	Standard Form of Performance Unit Grant Agreement (Retention) (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K dated February 21, 2012) (Commission File No. 001-13923)*
10.16	Standard Form of Performance Unit Grant Agreement (Short-Term ROCE) (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K dated February 21, 2012) (Commission File No. 001-13923)*
10.17	Standard Form of Performance Unit Grant Agreement (Long-Term Total Shareholder Return) (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K dated February 21, 2012) (Commission File No. 001-13923)*
10.18	Standard Form of Non-Qualified Stock Option Agreement (Performance) (incorporated by reference to Exhibit 10.9 to Current Report on Form 8-K dated December 17, 2010) (Commission File No. 001-13923)*
10.19	Standard Form of Non-Qualified Stock Option Agreement (Retention) (incorporated by reference to Exhibit 10.10 to Current Report on Form 8-K dated December 17, 2010) (Commission File No. 001-13923)*
10.20	Standard Form of Performance Unit Grant Agreement (Directors) (incorporated by reference to Exhibit 10.11 to Current Report on Form 8-K dated December 17, 2010) (Commission File No. 001-13923)*
10.21	2010 Equity Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K dated December 18, 2009) (Commission File No. 001-13923)*
10.22	2011 (Retention/ROCE) Equity Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K dated December 17, 2010) (Commission File No. 001-13923)*
10.23	Long-Term (2011-2013 TSR) Equity Incentive Compensation Plan (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K dated December 17, 2010) (Commission File No. 001-13923)*
10.24	2011 Cash Incentive Compensation Plan for Executive Officers (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K dated December 17, 2010) (Commission File No. 001-13923)*
10.25	2012 (Retention/ROCE) Equity Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K dated December 15, 2011) (Commission File No. 001-13923)*
10.26	Long-Term (2012-2014 TSR) Equity Incentive Compensation Plan (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K dated December 15, 2011) (Commission File No. 001-13923)*
10.27	2012 Cash Incentive Compensation Plan for Executive Officers (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K dated December 15, 2011) (Commission File No. 001-13923)*
10.28	Change in Control Employment Agreement dated December 14, 2012 between Wausau Paper Corp. and Henry C. Newell (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K dated December 13, 2012) (Commission File No. 001-13923)*
10.29	Form of Change in Control Employment Agreement dated December 14, 2012 between Wausau Paper Corp. and certain executive officers (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K dated December 13, 2012) (Commission File No. 001-13923)*
10.30	Timberlands Purchase and Sale Agreement, dated as of December 13, 2011 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K dated December 23, 2011) (Commission File No. 001-13923)
10.31	Asset Purchase Agreement dated as of December 7, 2011, by and among Neenah Paper, Inc., Wausau Paper Corp., and Wausau Paper Mills, LLC (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K dated January 31, 2012) (Commission File No. 001-13923)*

Exhibit Number	Description
21.1	Subsidiaries of Wausau Paper Corp. (incorporated by reference to Exhibit 21.1 to Annual Report on Form 10-K for the fiscal year ended December 31, 2009) (Commission File No. 001-13923)
23.1	Consent of Deloitte & Touche LLP
31.1	Certification of CEO pursuant to Section 302 of Sarbanes-Oxley Act of 2002
31.2	Certification of CFO pursuant to Section 302 of Sarbanes-Oxley Act of 2002
32.1	Certification of CEO and CFO furnished pursuant to Section 906 of Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document**
101.SCH	XBRL Taxonomy Extension Schema**
101.CAL	XBRL Taxonomy Extension Calculation Linkbase**
101.LAB	XBRL Taxonomy Extension Label Linkbase**
101.PRE	XBRL Extension Presentation Linkbase**
101.DEF	XBRL Taxonomy Definition Linkbase**

* Executive compensation plans or arrangements. All plans are sponsored or maintained by Wausau Paper Corp. unless otherwise noted.

** In accordance with Regulation S-T, the XBRL-related information in Exhibit 101 to this annual report on Form 10-K shall be deemed "furnished" and not "filed."

(b) Exhibits

See Item 15(a)(3).

(c) Financial Schedules

See Item 15(a)(2).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

WAUSAU PAPER CORP.

March 4, 2013

/s/ SHERRI L. LEMMER

Sherri L. Lemmer
Senior Vice President and Chief Financial Officer

(On behalf of the Registrant and as Principal Financial and Accounting Officer)

Pursuant to the requirement of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

March 4, 2013

/s/ THOMAS J. HOWATT

Thomas J. Howatt
Chairman of the Board

/s/ HENRY C. NEWELL

Henry C. Newell
President and Chief Executive Officer
(Principal Executive Officer)

/s/ G. WATTS HUMPHREY, JR.

G. Watts Humphrey, Jr.
Director

/s/ GARY W. FREELS

Gary W. Freels
Director

/s/ DENNIS J. KUESTER

Dennis J. Kuester
Director

/s/ LONDA J. DEWEY

Londa J. Dewey
Director

/s/ MICHAEL C. BURANDT

Michael C. Burandt
Director

/s/ CHARLES E. HODGES

Charles E. Hodges
Director

EXHIBIT INDEX*
to
FORM 10-K
of
WAUSAU PAPER CORP.
for the fiscal year ended December 31, 2012
Pursuant to Section 102(d) of Regulation S-T
(17 C.F.R. §232.102(d))

Exhibit 23.1	Consent of Deloitte & Touche LLP
Exhibit 31.1	Certification of CEO pursuant to Section 302 of Sarbanes-Oxley Act of 2002
Exhibit 31.2	Certification of CFO pursuant to Section 302 of Sarbanes-Oxley Act of 2002
Exhibit 32.1	Certification of CEO and CFO pursuant to Section 906 of Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document**
101.SCH	XBRL Taxonomy Extension Schema**
101.CAL	XBRL Taxonomy Extension Calculation Linkbase**
101.LAB	XBRL Taxonomy Extension Label Linkbase**
101.PRE	XBRL Extension Presentation Linkbase**
101.DEF	XBRL Taxonomy Definition Linkbase**

* Exhibits required by Item 601 of Regulation S-K which have previously been filed and are incorporated herein by reference are set forth in Part IV, Item 15 of Form 10-K to which this Exhibit Index relates.

** In accordance with Regulation S-T, the XBRL-related information in Exhibit 101 to this annual report on Form 10-K shall be deemed "furnished" and not "filed."

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-02845, 333-42445, 333-42447, 333-44922, 333-47277, 333-61128, and 333-171362 on Form S-8 of our reports dated March 4, 2013, relating to the consolidated financial statements and financial statement schedule of Wausau Paper Corp. and subsidiaries (the "Company"), and the effectiveness of the Company's internal control over financial reporting, appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2012.

/s/ DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
March 4, 2013

Exhibit 31.1

CERTIFICATION

I, Henry C. Newell, certify that:

1. I have reviewed this Annual Report on Form 10-K of Wausau Paper Corp. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and we have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 4, 2013

/s/ HENRY C. NEWELL

Henry C. Newell
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Sherri L. Lemmer, certify that:

1. I have reviewed this Annual Report on Form 10-K of Wausau Paper Corp. (the "registrant");
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and we have:
   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 4, 2013

/s/ SHERRI L. LEMMER

Sherri L. Lemmer
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

Certification of Wausau Paper Corp. under Section 906 of Sarbanes-Oxley Act of 2002

The undersigned Chief Executive Officer and Chief Financial Officers of Wausau Paper Corp. (the "Company") certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that (1) the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2012 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, 15 U.S.C. 78m or 78o(d), and (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Company.

Date: March 4, 2013

/s/ HENRY C. NEWELL

Henry C. Newell
President and CEO

/s/ SHERRI L. LEMMER

Sherri L. Lemmer
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

This certification accompanies this Annual Report on Form 10-K for the year ended December 31, 2012, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by Wausau Paper Corp. for purposes of the Securities Exchange Act of 1934.

(This page has been left blank intentionally.)

MANAGEMENT.

CORPORATE

HENRY C. NEWELL
PRESIDENT AND CEO

SHERRI L. LEMMER
SENIOR VICE PRESIDENT
AND CFO

PATRICK J. MEDVECZ
SENIOR VICE PRESIDENT
Operations

MICHAEL W. NELSON
SENIOR VICE PRESIDENT
Paper

MATTHEW L. URMANSKI
SENIOR VICE PRESIDENT
Tissue

CURTIS R. SCHMIDT
SENIOR VICE PRESIDENT
Human Resources

THOMAS W. CRAVEN
VICE PRESIDENT
Supply Chain
Management

RAYMOND A. LIGHTHART
VICE PRESIDENT
Corporate Information
Technology

JARED W. RADKE
VICE PRESIDENT
Corporate Controller

PAPER

MICHAEL W. NELSON
SENIOR VICE PRESIDENT
Paper

JON D. BAST
VICE PRESIDENT
Sales and Marketing

JEFFREY A. VERDOORN
VICE PRESIDENT
Operations

CHARLES A. HERWIG
VICE PRESIDENT
Finance

JOHN E. KATCHKO
VICE PRESIDENT
Innovation
and Technology

MICHAEL J. BEHRENS
VICE PRESIDENT
Human Resources

JOHN P. ENGEL
VICE PRESIDENT
Coated and Liner

TISSUE

MATTHEW L. URMANSKI
SENIOR VICE PRESIDENT
Tissue

ERIC S. LEINES
VICE PRESIDENT
Sales and Marketing

GARY R. RUDEMILLER
VICE PRESIDENT
Operations

DAVID H. THEWS
VICE PRESIDENT,
Finance

JAMES A. MCDONNELL
VICE PRESIDENT
Human Resources

MARK H. STANLAND
VICE PRESIDENT
Marketing

OPERATIONS

PATRICK J. MEDVECZ
SENIOR VICE PRESIDENT
Operations

JEFFREY A. VERDOORN
VICE PRESIDENT
Operations
Rhinelander

GARY A. GARAND
VICE PRESIDENT
Operations
Mosinee

MARK G. SWENSON
VICE PRESIDENT
Operations
Brainerd

GARY R. RUDEMILLER
VICE PRESIDENT-TISSUE
Operations

JAMES P. RADCLIFFE
VICE PRESIDENT
Operations
Harrodsburg

DOUGLAS A. ZIRBEL
VICE PRESIDENT
Operations
Middletown

JOHN E. WELLS
VICE PRESIDENT
Special Projects

BOARD OF DIRECTORS.










FROM LEFT TO RIGHT; TOP TO BOTTOM:

THOMAS J. HOWATT
CHAIRMAN OF THE BOARD

Mr. Howatt is Chairman of the Board and formerly President and Chief Executive Officer of the Company from 2000-2011. He became a Director of the Company in 2000.

DENNIS J. KUESTER
LEAD INDEPENDENT DIRECTOR

Mr. Kuester is a Director and former Chairman of the Board and CEO of Marshall & Ilsley Corporation. He is also a Director of Modine Manufacturing Company. He became a Director of the Company in 2001.

HENRY C. NEWELL

Mr. Newell is the current President and Chief Executive Officer of the Company. He became a Director of the Company in 2012.

G. WATTS HUMPHREY, JR.

Mr. Humphrey is President of GWH Holdings, Inc., and Chairman and CEO of International Plastics Equipment Group, Inc. and Centria. He is Lead Independent Director and Chairman of the Executive Committee of Churchill Downs Incorporated. He became a Director of the Company in 2007.

LONDA J. DEWEY

Ms. Dewey is President of QTI Management Services, Inc. She is also a Director of MGE Energy, Inc. and American Family Insurance. She is a past Director and immediate past Chair of the Board for Meriter Health Services, Inc. She became a Director of the Company in 2011.

GARY W. FREELS

Mr. Freels is President and Chief Executive Officer of Alexander Properties, Inc. He became a Director of the Company in 1996.

CHARLES E. HODGES

Mr. Hodges is President of the Hodges Group LLC, a consultant to the pulp and paper industry and has held various executive positions in that industry. He became a Director of the Company in 2012.

MICHAEL C. BURANDT

Mr. Burandt is President and Chief Executive Officer of Cantina Holdings LLC, and previously held various executive positions with Georgia Pacific Corporation. He became a Director of the Company in 2012.

MANAGEMENT.

CORPORATE

HENRY C. NEWELL
PRESIDENT AND CEO

SHERRI L. LEMMER
SENIOR VICE PRESIDENT AND CFO

PATRICK J. MEDVECZ
SENIOR VICE PRESIDENT
Operations

MICHAEL W. NELSON
SENIOR VICE PRESIDENT
Paper

MATTHEW L. URMANSKI
SENIOR VICE PRESIDENT
Tissue

CURTIS R. SCHMIDT
SENIOR VICE PRESIDENT
Human Resources

THOMAS W. CRAVEN
VICE PRESIDENT
Supply Chain Management

RAYMOND A. LIGHTHART
VICE PRESIDENT
Corporate Information Technology

JARED W. RADKE
VICE PRESIDENT
Corporate Controller

PAPER

MICHAEL W. NELSON
SENIOR VICE PRESIDENT
Paper

JON D. BAST
VICE PRESIDENT
Sales and Marketing

JEFFREY A. VERDOORN
VICE PRESIDENT
Operations

CHARLES A. HERWIG
VICE PRESIDENT
Finance

JOHN E. KATCHKO
VICE PRESIDENT
Innovation and Technology

MICHAEL J. BEHRENS
VICE PRESIDENT
Human Resources

JOHN P. ENGEL
VICE PRESIDENT
Coated and Liner

TISSUE

MATTHEW L. URMANSKI
SENIOR VICE PRESIDENT
Tissue

ERIC S. LEINES
VICE PRESIDENT
Sales and Marketing

GARY R. RUDEMILLER
VICE PRESIDENT
Operations

DAVID H. THEWS
VICE PRESIDENT,
Finance

JAMES A. MCDONNELL
VICE PRESIDENT
Human Resources

MARK H. STANLAND
VICE PRESIDENT
Marketing

OPERATIONS

PATRICK J. MEDVECZ
SENIOR VICE PRESIDENT
Operations

JEFFREY A. VERDOORN
VICE PRESIDENT
Operations
Rhinelander

GARY A. GARAND
VICE PRESIDENT
Operations
Mosinee

MARK G. SWENSON
VICE PRESIDENT
Operations
Brainerd

GARY R. RUDEMILLER
VICE PRESIDENT-TISSUE
Operations

JAMES P. RADCLIFFE
VICE PRESIDENT
Operations
Harrodsburg

DOUGLAS A. ZIRBEL
VICE PRESIDENT
Operations
Middletown

JOHN E. WELLS
VICE PRESIDENT
Special Projects

CORPORATE INFORMATION.

CORPORATE

100 Paper Place
Mosinee, WI 54455

TEL / 715.693.4470
FAX / 715.692.2082

WEB / wausaupaper.com

FORM 10-K

A copy of Wausau Paper's 2012 Form 10-K Annual Report to the Securities and Exchange Commission may be obtained without charge by visiting the Investor section of our website at wausaupaper.com, or by sending a request to:

PERRY D. GRUEBER
Director Investor Relations

WAUSAU PAPER
100 Paper Place
Mosinee, WI 54455

EMAIL / ir@wausaupaper.com

The certifications required under Section 302 of the Sabanes-Oxley Act of 2002 were included as Exhibits 31.1, 31.2 and 31.3 to the Form 10-K.

STOCK TRANSFER AGENT

CONTINENTAL STOCK TRANSFER & TRUST COMPANY
17 Battery Place, 8th Floor
New York, NY 10004

TOLL-FREE / 800.509.5586

COMPARISON OF 5 YEAR
CUMULATIVE TOTAL RETURN*



140
120
100
80
60
40
20
0
2007
2008
2009
2010
2011
2012
Wausau Paper Corp
Russell 2000
Peer Group Index

* $100 invested on 12/31/07 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

STOCK EXCHANGE

Wausau Paper Corp. common stock is listed on the New York Stock Exchange under the symbol "WPP."

The Annual CEO Certification required under the NYSE Corporate Governance listing standards was filed with the Exchange in 2012 without qualification.

DIVIDEND REINVESTMENT
AND STOCK PURCHASE PLAN

Wausau Paper maintains a Dividend Reinvestment and Stock Purchase Plan for its shareholders. The plan is designed to make it convenient for shareholders to purchase additional shares of Wausau Paper stock.

Beneficial shareholders (whose shares are held in the name of the investment firm) should contact their broker in order to participate. Registered shareholders (whose shares are held in their own names) should direct inquiries and communications regarding the plan to:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY
17 Battery Place, 8th Floor
New York, NY 10004

TOLL-FREE / 800.509.5586

INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DELOITTE & TOUCHE LLP
555 East Wells Street
Milwaukee, WI 53202

ATMOS™ is a trademark of Voith GmbH & Co. KG, Heidenheim, Germany, and is used by permission.

PRINTING
Independent Printing Company, Inc.
is a Forest Stewardship Council™ (FSC®)
Chain of Custody certified printer. (FSC® C016863)
WEB / independentinc.com

Merrill Corporation
WEB /merrillcorp.com

DESIGN AND PRODUCTION
MC BrandStudios
WEB / mc-brandstudios.com

PHOTOGRAPHY
Bruce Kurosaki
EMAIL / bruce@brucekurosaki.com

RECYCLING
The entire report can be recycled in collection programs that accept mixed paper. Thank you for recycling.



wausauPAPER

100 PAPER PLACE
MOSINEE, WI 54455

WEB / WAUSAUPAPER.COM
TEL / 715.693.4470